Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

 OPERATIONS AND FINANCIAL CONDITION

 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(All figures are in United States Dollars unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  This Management’s Discussion and Analysis of Operations and Financial Condition should be read in conjunction with the Company’s most recently issued annual consolidated financial statements for the year ended December 31, 2013 ("Consolidated Annual Financial Statements").

Cautionary notes regarding forward-looking statements follow this Management’s Discussion and Analysis of Operations and Financial Condition.

1.    CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-headquartered gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant precious metal properties and land positions throughout the Americas including in Brazil, Chile, Argentina, Mexico and Canada.

The Company plans to continue to build on its current production base through existing operating mine expansions and development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

Note 34(a) Related Parties to the most recently audited Consolidated Annual Financial Statements lists Yamana’s significant subsidiaries with 100% equity interest.  The Company does not have any material off-balance sheet arrangements, except as noted in Note 32 Contractual Commitments to the Consolidated Annual Financial Statements.

Yamana is listed on the Toronto Stock Exchange (Symbol: YRI) and the New York Stock Exchange (Symbol: AUY).

2.    HIGHLIGHTS

The Company’s focus continues to be on ensuring a balance between costs and production, margin preservation and on the generation and protection of cash flow. The Company continues to believe this balanced approach is appropriate and prudent to create value in the prevailing commodity price environment.

Financial

For the three months ended September 30, 2014

•	Revenue of $501.2 million on the sale of 340,985 GEO(a) and 35.7 million pounds of copper(b).

•
Net loss of $1,023.3 million or $1.17 per share after deducting certain non-cash charges mostly relating to a non-cash tax accrual on deferred tax liabilities resulting from newly enacted Chilean tax changes and an impairment charge in respect of C1 Santa Luz , Ernesto/Pau-a-Pique and Pilar (the "Non-Cash Charges").

•	Adjusted loss(c) of $12.5 million or $0.01 per share(c).

•	Mine operating earnings of $77.6 million.

•
Cash flows from operating activities after changes in non-cash working capital of $158.9 million and cash flows from operating activities before changes in non-cash working capital(c) of $184.4 million. Adjusted operating cash flows(c) of $196.0 million.

For the nine months ended September 30, 2014

•	Revenue of $1,306.0 million on the sale of 875,011 GEO and 89.7 million pounds of copper(b).

•	Net loss of $1,047.8 million or $1.31 per share after deducting the Non-Cash Charges and certain one-time charges mostly in respect of the acquisition of Osisko Mining Corporation ("Osisko").

•	Adjusted earnings(c) of $43.4 million or $0.05 per share(c).

•	Mine operating earnings of $185.5 million.

•
Cash flows from operating activities after changes in non-cash working capital of $346.3 million and cash flows from operating activities before changes in non-cash working capital(c) of $422.8 million. Adjusted operating cash flows(c) of $466.8 million.

 _____________________________________
(a)    Gold equivalent ounce ("GEO") assumes gold plus the gold equivalent of silver using a ratio of 50:1 for all periods presented.
(b)    Excluding attributable sales from Alumbrera.

(c)    A non-GAAP measure - Refer to Section 13.

Operational

For the three months ended September 30, 2014

•	Record production of 391,277 GEO(a) and commercial production of 367,553 GEO.

•	Production 27% higher than the same quarter of last year and 18% higher than the second quarter. GEO production highlights included the following:

◦	Gualcamayo - 56% higher production than the third quarter of 2013.

◦	Pilar - Production over 27% higher than second quarter and completion of commissioning effective October 1, 2014.

◦
Canadian Malartic - Attributable production of 64,761 gold ounces. The mine has continued to focus on throughput optimizations with an average in excess of 58,000 tonnes per day in September, a record for the mill.

◦	Jacobina - 12% higher production than the second quarter and 9% higher than the third quarter of 2013.

◦	Minera Florida - 5% higher production than the second quarter and 11% higher than the third quarter of 2013.

•	Production during the third quarter is summarized as follows:

	For the three months ended September 30,
(In GEO)	2014	2013
Chapada (a)	30,522	30,917
El Peñón (a)	117,102	123,333
Gualcamayo	43,060	27,678
Mercedes (a)	30,532	34,102
Canadian Malartic	64,761	n/a
Minera Florida (a)	30,596	27,471
Jacobina	21,112	19,325
Other Producing Mines (b)	29,870	26,351
Commissioning Mines (c)	23,722	17,758
Total	391,277	306,935

•	Record silver production of 2.9 million ounces.

•	Copper production from Chapada of 38.0 million pounds.

•
Cash costs(d) of $492 per GEO. Co-product cash costs(d) of $646 per GEO and $1.59 per pound of copper from Chapada. Cash costs from key assets(f) of $429 per GEO and co-product cash costs of $610 per GEO.

•
All-in sustaining cash costs(d) of $807 per GEO lower than annual guidance range of $825 and $875 per GEO. All-in sustaining cash costs of $903 per GEO on a co-product basis. All-in sustaining cash costs(d) from key assets(f) of $671 per GEO and $790 per GEO on a co-product basis.

For the nine months ended September 30, 2014

•	Record nine-month production of 994,950 GEO and commercial production of 926,234 GEO.

•	Production more than 11% higher than the same period last year.

•	Production for the nine months is summarized as follows:

	For the nine months ended September 30,
(In GEO)	2014	2013
Chapada (a)	82,650	80,800
El Peñón (a)	329,270	366,159
Gualcamayo	134,404	85,408
Mercedes (a)	80,662	109,902
Canadian Malartic (e)	76,639	n/a
Minera Florida (a)	87,941	88,077
Jacobina	54,741	54,176
Other Producing Mines (b)	79,927	79,648
Commissioning Mines (c)	68,716	29,621
Total	994,950	893,791

•	Silver production of 7.5 million ounces.

•	Copper production from Chapada of 98.5 million pounds.

•
Cash costs(d) of $491 per GEO. Co-product cash costs(d) of $636 per GEO and $1.71 per pound of copper from Chapada. Cash costs from key assets of $425 per GEO and Co-product cash costs of $582 per GEO.

•	All-in sustaining cash costs(d) of $829 per GEO and $926 per GEO on a co-product basis. All-in sustaining cash costs(d) from key assets(f) of $659 per GEO and $777 per GEO on a co-product basis.
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(a)    GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1 for all periods presented.
(b)    Includes Fazenda Brasileiro, Ernesto/Pau-a-Pique and Alumbrera, commissioning on Ernesto/Pau-a-Pique was completed May 1, 2014.
(c)    Commissioning production as the mines are not yet in commercial operation. Comparative periods include Ernesto/Pau-a-Pique.

(d)	A non-GAAP measure - refer to Section 13.
(e) For the period from acquisition on June 16, 2014.
(f) Included Chapada, El Peñón, Gualcamayo, Mercedes and Canadian Malartic.

Strategic Developments and Updates

•
Pilar completed commissioning and declared commercial production effective October 1, 2014 with initial production of approximately 60,000 ounces increasing to 70,000 to 90,000 ounces per year with further development of adjacent ore bodies.

•	Completed the installation of the in-pit crusher at Chapada, which will enhance plant throughput going forward.

•	Completed the initial development of Corpo Sul at Chapada with initial production contribution in the third quarter.

•	Completed new life of mine plan for Jacobina which contemplates a more consistent production level at higher grades starting in late 2014 with further grade increases beginning in 2015.

•
Underground exploration results at Gualcamayo, continue to support the potential for a large scale, bulk tonnage underground operation with several drilling intersections exceeding 100 metres.  The Company will provide an update on the potential mine and processing methods by the end of the year, and is commencing a pre-feasibility study in 2015.

•	Suspended commissioning activities at C1 Santa Luz and placed the project on care and maintenance while several identified alternative metallurgical processes continue to be evaluated.

•
Added another cornerstone asset, Canadian Malartic located in Canada, jointly acquired with Agnico Eagle Mines Limited ("Agnico") with each company owning 50%, and filed a National Instrument 43-101 updated technical report for Canadian Malartic with aggregate proven and probable mineral reserves of 8.9 million ounces of gold.

Construction and Development

•	Cerro Moro, Argentina - Advanced detailed engineering and pre-development work towards a planned construction decision later in 2014.

•
Agua Rica, Argentina - Announced the signing of a Memorandum of Understanding (“MOU”) with the provincial Government of Catamarca, Argentina (“the Government”) relating to the creation of the Catamarca Mining District.  The agreement, one of the first of its kind, sets the groundwork for the Company and the Government to work together to consolidate important mining projects and prospective properties in the province, currently consisting of the Agua Rica property and the Cerro Atajo prospect. The MOU does not restrict the Company’s ability to deal with Agua Rica and provides a framework of cooperation that would see it advance to development more efficiently and on an expedited timeline.  Presently, the Company is considering the development of Agua Rica in conjunction with other financial and mining industry participants.

Exploration

•
El Peñón, Chile - Mineral reserves are expected to be replaced at or above mineral reserve grade this year and significant exploration opportunities continue to exist particularly with the recent discovery of new secondary structures oriented parallel to historical north-south targeted trends.

•	Minera Florida, Chile - Mineral resources are expected to be upgraded and expanded in support of mineral reserve growth in 2014 with infill drilling intersections at or above mineral reserve grade.

•	Chapada, Brazil - The discovery of Santa Cruz combined with Corpo Sul suggests the potential of a system that could be significantly larger than originally contemplated.

•
Pilar, Brazil - Increased certainty of the location of higher grade areas with tightened drill spacing is expected to support more efficient mining and reduced dilution to get increased production from lower tonnage.

•
Mercedes, Mexico - Drilling at newly discovered mineral zone GAP, which is along the Mercedes to Marianas structure, is returning positive results and is being evaluated to determine if the structures are linked which would significantly increase mineral resource and mine life.

•	Cerro Moro, Argentina - Assay results continue to support the modeled grades and widths in the mineral resource model.

•	Canadian Malartic and Kirkland Lake, Canada - The 2014 program is expected to provide additional insight into the best approach to unlock value at the newest portfolio of exploration assets.

3.    OUTLOOK AND STRATEGY

The Company's business philosophy is to focus on its cornerstone assets, containing costs, protecting and preserving margins and increasing production to generate, sustain and maximize cash flow. The Company is committed to top and bottom line growth, capital and cost discipline, maximizing investment and returns while balancing risk and rewards and by demonstrating strong financial performance driven from cash flow generation.

The Company takes a portfolio approach to its assets seeking internal and external opportunities to optimize the quality of its asset portfolio and enhance returns to shareholders. As with any portfolio, certain assets outperform and others underperform. C1 Santa Luz and Ernesto/Pau-a-Pique have both significantly underperformed. As such, during the quarter, the Company felt it necessary to suspend commissioning activities at C1 Santa Luz and place the project on care and maintenance. Following previous reduction of activity at Ernesto/Pau-a-Pique, the Company reduced the carrying value of both these assets. While commercial production has been declared at Pilar effective October 1, 2014, it too has been met with challenges during commissioning and now has a decreased production expectation relative to feasibility levels and, as such, its carrying value has been reduced. At Pilar, a significant infill program to improve grade reconciliation has been undertaken along with dilution control through low profile equipment that can better manage narrow gold vein widths. The result of these efforts is an improved mine plan, although at a reduced production level. The Company believes that these new carrying values better reflect the actual value of these assets in light of revised production levels.

The Company will continue to focus is on cornerstone assets as these contribute most significantly to production at lower costs and cash flow. The focus on these assets includes optimizing production, mitigating costs, improving margins and driving cash flow. Efforts are anticipated to result in cash flow increases going forward during a period in which capital expenditures are reducing. Net free cash flow generation will be applied to our debt reduction initiative ensuring our drawn revolving credit is maintained at low levels. Combined with our structuring of debt maturities to coincide with asset lives, these initiatives will ensure a strong and liquid balance sheet.

In the second quarter, the Company successfully added another high quality, high margin cornerstone asset, Canadian Malartic, along with a portfolio of prospective exploration assets through a joint acquisition of Osisko with Agnico. Consistent with the Company's operating focus in the Americas, the joint operation provides the Company a low risk entry into Quebec and Ontario which are established mining friendly jurisdictions. It also firmly positions the Company as an Americas-based company with operations and opportunities not only in South America, which are the Company's roots, but also in North America. Canadian Malartic is expected to generate significant cash flow while continuing to be self-funding of its capital and other requirements. The acquisition provides significant mineral reserve growth and a large mineral resource base at higher average grades in a proven jurisdiction. This transaction is in line with the Company’s goals of cash flow generation and maximization.

The Company continually evaluates production expectations and, in particular for 2014, in light of its decision to place C1 Santa Luz on care and maintenance, the Company is evaluating any variance to these expectations and to previously provided production guidance.  It is believed that production will be modestly affected by placing C1 Santa Luz on care and maintenance. The Company continues to look at offsetting this production variance from C1 Santa Luz with additional contributions from its cornerstone assets.  However, the Company does not evaluate the production level in isolation, it is considered in conjunction with costs for the betterment of the financial performance.  In accordance with this view, the Company believes that fewer ounces that deliver equal or greater margins and cash flow, are of greater value than a greater number of ounces at higher costs.  In the case of C1 Santa Luz, the ounces that would otherwise have been produced would have generated negative margin and cash flow. In this context, the Company expects 2014 production to be in the range of 1.4 to 1.42 million GEO at all-in sustaining cash costs between $825 and $875 per GEO. The Company will continue to drive its production and costs toward these goals. Overall costs of production are expected to be better than forecast and guidance with third quarter all-in sustaining cash costs being representative of this approach at $807 per GEO; below guidance levels.

Production is expected to further increase in the following years at or below these cost levels with production contributions from cornerstone assets and with a further production contribution from Cerro Moro which is a very high grade, low cost, gold and silver development stage project for which the Company is intending to commit to development in 2015 and 2016. Production from Cerro Moro expected to begin in late 2016 or early 2017. Pre-development work, advanced engineering and optimization reviews are being completed toward the goal of a formal construction and development decision this year.

Similar to prior years, fourth quarter production and cash flow generation is expected to be higher than the third quarter.  Production in 2015 is expected to further increase with improved reliability having taken decisive actions in respect to assets that have underperformed.  Furthermore, with a full year of production from Canadian Malartic and production from Cerro Moro, the Company's production is expected to continue to significantly increase in future years above the 2014 production levels. All things being equal, future production should be at or below the current cost structure, mostly driven by cost mitigation efforts undertaken by the Company and higher grade production from Cerro Moro which is expected to be well below our current cost structure.  In conclusion, in the next several years not only will the Company's production increase significantly, but its cost structure should decrease significantly providing overall margin improvements and cash flow increases.

Expansionary capital expenditures will also be significantly lower in 2015 and 2016 compared to preceding years. The Company is currently refining production expectations as it undergoes its budgeting process and expects to provide more precise production guidance for 2015 to 2017 early next year.

4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

4.1    Financial Statistics

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net (loss)/earnings per share attributable to Yamana Gold Inc. equity holders - basic and diluted	$(1.17)	$0.06	$(1.31)	$0.18
Adjusted (loss)/earnings per share (i) - basic and diluted	$(0.01)	$0.09	$0.05	$0.31
Dividends declared per share	$0.0375	$0.065	$0.1125	$0.195
Dividends paid per share	$0.0375	$0.065	$0.1400	$0.195
Weighted average number of common shares outstanding - basic (in thousands)	877,551	752,918	801,613	752,596
Weighted average number of common shares outstanding - diluted (in thousands)	877,551	753,816	801,613	753,629

(In thousands of Dollars; unless otherwise noted)
Net (loss)/earnings attributable to Yamana Gold Inc. equity holders	$(1,023,266)	$43,450	$(1,047,769)	$137,647
Adjusted (loss)/earnings (i)	$(12,494)	$69,530	$43,392	$236,597
Revenue	$501,203	$456,675	$1,305,951	$1,422,019
Mine operating earnings	$77,615	$144,010	$185,523	$470,665
Cash flows from operating activities	$158,932	$99,078	$346,343	$468,293
Cash flows from operating activities before changes in non-cash working capital (i)	$184,443	$177,416	$422,834	$542,549
Cash flows used in investing activities	$(198,038)	$(217,601)	$(945,236)	$(793,418)
Cash flows from financing activities	$34,090	$(27,308)	$550,558	$217,132

Average realized gold price per ounce (ii)	$1,276	$1,332	$1,286	$1,448
Average realized copper price per pound (ii)	$3.14	$3.13	$3.16	$3.25
Average realized silver price per ounce (ii)	$19.27	$21.45	$19.79	$24.80
Average market gold price per ounce (iii)	$1,282	$1,330	$1,288	$1,458
Average market copper price per pound (iii)	$3.17	$3.21	$3.15	$3.35
Average market silver price per ounce (iii)	$19.71	$21.46	$19.94	$24.88
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(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management's Discussion and Analysis.

(ii)	Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales.

(iii)	Source of information: Bloomberg.

4.2    Operating Statistics

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Gold Equivalent Ounces (GEO) Production (i)
Chapada (ii)	30,522	30,917	82,650	80,800
El Peñón (ii)	117,102	123,333	329,270	366,159
Gualcamayo	43,060	27,678	134,404	85,408
Mercedes (ii)	30,532	34,102	80,662	109,902
Canadian Malartic (iv)	64,761	n/a	76,639	n/a
Minera Florida (ii)	30,596	27,471	87,941	88,077
Jacobina	21,112	19,325	54,741	54,176
Other Producing Mines (vi) (vii)	29,870	26,351	79,927	79,648
Total commercial GEO production (i)	367,555	289,177	926,234	864,170
Commissioning Mines GEO (i)(vi)	23,722	17,758	68,716	29,621
Total GEO production (i)	391,277	306,935	994,950	893,791

Cash Costs per GEO (i) (v)
Chapada	(1,292)	(1,367)	(918)	(1,203)
El Peñón	486	458	490	455
Gualcamayo	867	919	765	750
Mercedes	663	478	691	450
Canadian Malartic (iv)	735	n/a	717	n/a
Minera Florida	593	762	620	801
Jacobina	981	1,029	1,123	1,186
Other Producing Mines (vi) (vii)	802	599	794	660
Cash costs per GEO produced (i) (v)	492	365	491	408
Co-product cash costs per GEO produced (i) (v)	646	574	636	579
Co-product cash costs per pound of copper produced (v)	1.73	1.64	1.83	1.82
All-in sustaining cash costs per GEO (i) (v)	807	730	829	834
All-in sustaining cash costs per GEO, co-product basis (i) (v)	903	888	926	950

Concentrate Production
Chapada concentrate production (tonnes)	69,279	67,315	181,824	172,416
Chapada copper contained in concentrate production (millions of lbs)	38.0	36.8	98.5	94.3
Chapada co-product cash costs per pound of copper (v)	1.59	1.48	1.71	1.69
Alumbrera attributable concentrate production (tonnes) (iii)	9,893	13,179	33,691	37,568
Alumbrera attributable copper contained in concentrate production (millions of lbs) (iii)	5.6	7.1	19.2	20.6
Alumbrera co-product cash costs per lb of copper (iii) (v)	2.67	2.45	2.45	2.42

Gold Equivalent Ounces Breakdown
Gold ounces produced	332,342	263,830	845,079	769,676
Silver ounces produced (millions)	2.9	2.2	7.5	6.2

Sales Included in Revenue
Total GEO sales (excluding 12.5% interest in Alumbrera)	340,985	297,225	875,011	868,173
- Total gold sales (ounces)	287,180	254,062	732,877	745,244
- Total silver sales (millions of ounces)	2.7	2.2	7.1	6.1
Chapada concentrate sales (tonnes)	70,288	68,512	175,044	175,066
Chapada payable copper contained in concentrate sales (millions of lbs)	35.7	35.7	89.7	91.5
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(i)
Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average historical silver to gold ratio (50:1) which is used and presented solely for quarter-over-quarter comparative purposes.

(ii)
Three and nine month gold production for the periods ended September 30, 2014: El Peñón — 70,111 ounces and 205,506 ounces (2013 - 87,968 and 269,985 ounces); Chapada — 28,847 ounces and 78,177 ounces (2013 - 29,137 ounces and 75,872ounces), Mercedes — 28,459 ounces and 74,847 ounces (2013 - 31,765 ounces and 100,505 ounces), and Minera Florida — 22,402 ounces and 72,123 ounces (2013 - 23,848 ounces and 74,461 ounces) , respectively; and three and nine -month silver production: El Peñón — 2.3 million ounces and 6.2 million ounces (2013 - 1.8 million ounces and 4.8 million ounces); Chapada — 83,769 ounces and 223,645 ounces (2013 - 88,984 ounces and 246,391 ounces), Mercedes — 103,642 ounces and 290,741 ounces (2013 - 116,840 ounces and 469,847 ounces), Minera Florida — 409,676 ounces and 790,915 ounces (2013 - 181,156 ounces and 680,818 ounces), respectively.

(iii)	The Company holds a 12.5% equity interest in Alumbrera.

(iv)
On June 16, 2014, the Company acquired a 50% interest in the Canadian Malartic mine (Refer to Note 5 to the Condensed Consolidated Interim Financial Statements). Amounts shown are for the period from June 16, 2014.

(v)	A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Cash Costs.

(vi)	Commissioning is ongoing at Pilar and C1 Santa Luz is on care and maintenance. The comparative periods includes Ernesto/Pau-a-Pique which is now in commercial production as of May 1, 2014.

(vii)	Other Producing Mines represents the aggregation of non-core mining interests which includes Fazenda Brasileiro, Ernesto/Pau-a-Pique and Alumbrera.

5.    OVERVIEW OF RESULTS

5.1    Overview of Financial Results

	For the three months ended		For the nine months ended
(In thousands of Dollars; unless otherwise noted)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Revenue	$501,203	$456,675	$1,305,951	$1,422,019
Cost of sales excluding depletion, depreciation and amortization	(282,598)	(213,553)	(744,946)	(661,760)
Gross margin excluding depletion, depreciation and amortization	218,605	243,122	561,005	760,259
Depletion, depreciation and amortization	(140,990)	(99,112)	(375,482)	(289,594)
Mine operating earnings	77,615	144,010	185,523	470,665
Other expenses (i)	(64,545)	(74,972)	(220,932)	(197,448)
Equity (loss)/earnings from associate	(12,111)	3,082	(10,687)	1,181
Impairment of mineral properties	(668,299)	—	(668,299)	—
(Loss)/earnings from operations before income taxes	(667,340)	72,120	(714,395)	274,398
Income tax expense	(355,926)	(28,670)	(333,374)	(136,751)
Net (loss)/earnings	$(1,023,266)	$43,450	$(1,047,769)	$137,647

Adjusted earnings adjustments (ii):
Non-cash unrealized foreign exchange losses on income taxes	14,144	11,463	31,683	45,992
Demobilization and reorganization costs	17,904	609	19,855	3,950
Impact of change in Chilean tax rates on non-cash deferred tax expense	329,498	—	329,498	—
Share-based payments/mark-to-market of deferred share units	(1,632)	6,189	7,837	4,208
Transaction costs related to the Osisko acquisition	—	—	32,371	—
Loss on sale of assets	3,933	—	4,636	—
Impairment of mineral properties	668,299	—	668,299	—
Impairment and mark-to-market on investment and other assets	19,210	10,334	32,418	51,288
Other non-recurring losses	6,466	(324)	8,240	917
Adjusted earnings before income tax effect	34,556	71,721	87,068	244,002
Income tax effect of adjustments	(47,050)	(2,191)	(43,676)	(6,489)
Adjusted (loss)/earnings (ii)	$(12,494)	$69,530	$43,392	$236,597

Net (loss)/earnings per share - basic	$(1.17)	$0.06	$(1.31)	$0.18
Net (loss)/earnings per share - diluted	$(1.17)	$0.06	$(1.31)	$0.18
Adjusted (loss)/earnings per share (ii) - basic and diluted	$(0.01)	$0.09	$0.05	$0.31

Adjusted Operating Cash Flows (iii):
Cash flows from operating activities before non-cash working capital	$184,443	$177,416	$422,834	$542,549
Cash portion of reorganization costs	1,955	—	1,955	—
Cash portion demobilization costs	9,625	—	9,625	—
Transaction costs related to the Osisko acquisition	—	—	32,371	—
Adjusted Operating Cash Flows	$196,023	$177,416	$466,785	$542,549

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(i)
For the three- and nine- month periods ended September 30, 2014, other expenses represent the aggregate of the following expenses: general and administrative of $25.2 million and $93.5 million (2013 - $30.0 and $105.5 million), exploration and evaluation of $5.3 million and $14.2 million (2013 - $7.3 million and $22.0 million), other expense of $39.3 million and $91.3 million (2013 - $19.3 million and $41.4 million) and net finance expense of $5.3 million and $21.9 million (2013 - expense $18.4 million and $28.5 million).

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management's Discussion and Analysis.

For the three months ended September 30, 2014

Cash flows from operating activities after changes in non-cash working capital items for the three months ended September 30, 2014 were $158.9 million, compared to $99.0 million for the three months ended September 30, 2013. Cash flows from operating activities before changes in non-cash working capital (a non-GAAP measure, see Section 13) for the three months ended September

30, 2014 were $184.4 million, compared to $177.4 million generated for the same period of 2013. Cash flows from operating activities for the three months include $11.6 million of reorganization and the demobilization costs primarily associated with C1 Santa Luz as it transitions to care and maintenance. Adjusted operating cash flows (a non-GAAP measure, see Section 13) excluding reorganization and demobilization costs were $196.0 million.

Net loss for the three months ended September 30, 2014 was $1,023.3 million or $1.17 per share, compared to net earnings of $43.4 million or $0.06 per share for the three months ended September 30, 2013. Net loss of $1,023.3 million after deducting certain non-cash charges mostly relating to a non-cash tax accrual on deferred tax liabilities resulting from newly enacted Chilean tax changes of $329.5 million and an impairment charge in respect of C1 Santa Luz, Ernesto/Pau-a-Pique and Pilar of $668.3 million (the "Non-Cash Charges") and one-time charges of $17.9 million.  One-time charges of $17.9 million were in respect of reorganization and demobilization costs relating to placing C1 Santa Luz on care and maintenance. Consistent with IFRS, these items have been recognized during the period incurred.  The Company has excluded these Non-Cash and one-time charges from its adjusted loss as these items are non-cash and non-recurring in nature and do not reflect the underlying performance of ongoing operations.  Adjusted loss (a non-GAAP measure, see Section 13) was $12.5 million or $0.01 per share for the three months ended September 30, 2014, compared to adjusted earnings of $69.5 million or $0.09 per share in the same period of 2013.

In 2011, the Company began to construct a portfolio of projects including Mercedes, Ernesto/Pau-a-Pique, C1 Santa Luz and Pilar in an environment where metal prices were 20% higher than they are today. The Company has been successful in the delivery of certain projects, on time and on budget, while others have been met with certain challenges in a more challenging economic environment. The development of Mercedes was a success and met all initial objectives. While there have been challenges with certain other projects, the Company is committed to a consistent business philosophy of following a balanced strategy and remains focused on value creation even if that means producing fewer ounces. As such in the third quarter, the Company felt it necessary to suspend commissioning activities at C1 Santa Luz and place the project on care and maintenance, such that the potential future viability of the project is preserved while several identified alternative metallurgical processes continue to be evaluated to improve recovery. The Company had also previously reduced activity at Ernesto/Pau-a-Pique. While commercial production has been declared at Pilar effective October 1, 2014, it too has been met with challenges during commissioning and now has a decreased production expectation relative to feasibility levels. With a better identified ore body through additional infill drilling, a more selective mining approach is being used resulting in less production and higher costs than originally contemplated in the feasibility study. With significant improvements having been made at Pilar during the third quarter to reduce dilution and improve grade reconciliation, and commissioning effectively completed October 1, 2014, the focus is now on reducing cost levels. In light of the operational challenges with C1 Santa Luz, Ernesto/Pau-Pique and Pilar, a critical review of carrying values of these assets was performed during the third quarter and the Company recognized an impairment charge in the amount of $668.3 million. The carrying values for these most recently developed assets are as follows:

(In millions)	Carrying Value Prior to Impairment	After-tax Impairment	New Carrying Value
C1 Santa Luz	$409	$(334)	$75
Ernesto/Pau-a-Pique	167	(137)	30
Pilar	514	(164)	350
Total	$1,090	$(635)	$455

The Company believes that there is potential additional value in C1 Santa Luz and Ernesto/Pau-a-Pique over and above the current net carrying value. The Company continues to review all options to maximize value above current carrying values and in the case of these assets, including the evaluation of new metallurgical plans and the possible disposition of some or all of these assets. The Company also believes there is significant value in its other developed projects being Pilar and Mercedes, with cumulative value over and above the cumulative carrying value of all of these assets.

Mine operating earnings for the three months ended September 30, 2014 were $77.6 million, compared to $144.0 million in the same period of 2013. The lower adjusted earnings and mine operating earnings for the period were, in part, due to lower realized metal prices of approximately 4% for gold and 10% for silver and higher cash costs offset by higher sales volume. Furthermore, mine operating earnings included additional depletion, depreciation and amortization as a result of the acquisition of Canadian Malartic and Ernesto/Pau-a-Pique which completed commissioning in the second quarter of 2014. The adjusted loss for the period also does not include tax benefits associated with taxable losses from certain mines including mines in commissioning and reflects interest expense on additional and assumed debt.

Income tax expense for the three months ended September 30, 2014 was $355.9 million compared to an income tax expense of $28.7 million in the same period of 2013.  In September 2014, the Chilean government enacted the Chilean tax reform package.  Approximately $329.5 million of the income tax expense for the quarter relates to the application of the tax reform package. This change in the income tax expense was excluded from adjusted loss. Section 9 - Income Taxes describes further details on the change to the Chilean tax rates.

Revenue for the three months ended September 30, 2014 of $501.2 million was higher than $456.7 million in the same period of 2013 as a result of higher sales quantities. Revenue for the third quarter was generated from the sale of 287,180 ounces of gold, 2.7 million ounces of silver and 35.7 million pounds of copper, excluding attributable sales from Alumbrera which is accounted for as an equity investment. This compares to sales, excluding Alumbrera, of 232,284 ounces of gold, 2.2 million ounces of silver and 35.7 million pounds of copper for the three months ended September 30, 2013.

The average realized price of gold in the third quarter of 2014 was $1,276 per ounce compared to $1,332 per ounce in the same quarter of 2013, or 4% lower and the average realized silver price was $19.27 per ounce compared to $21.45 per ounce in the third quarter of 2013, or 10% lower. The average realized price of copper was $3.14 per pound comparable to the $3.13 per pound in the third quarter of 2013.

Revenue for the quarter was comprised of the following:

For the three months ended September 30,	2014				2013
(In thousands of Dollars; unless otherwise noted)	Quantity Sold (ii)		Realized Price	Revenue	Revenue
Gold (i)	287,180	oz	$1,276	$366,298	$309,512
Silver	2,690,232	oz	$19.27	51,840	46,303
Total precious metals	340,985	GEO		418,138	355,815
Copper (i)	35,676,853	lbs	$3.14	112,141	111,751
Gross revenue				$530,279	$467,566
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				$(10,352)	$(9,520)
- Sales taxes				(7,799)	(4,994)
- Metal price adjustments related to concentrate revenue				(7,444)	2,636
- Other adjustments				(3,481)	987
Revenue (ii)				$501,203	$456,675
______________________________

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Alumbrera which is accounted for as an equity investment.

Cost of sales excluding depletion, depreciation and amortization for the three months ended September 30, 2014 was $282.6 million compared to $213.6 million for the same period of 2013. Cost of sales excluding depletion, depreciation and amortization for the third quarter was higher than that of the same period in 2013 due to higher sales volume and higher costs as planned mine sequencing called for mining from lower grade areas at certain mines.

The following table provides a reconciliation of the co-product cash cost (a non-GAAP measure, see Section 13) to the cost of sales excluding depletion, depreciation and amortization for the quarter:

For the three months ended September 30,	2014				2013
(In thousands of Dollars; unless otherwise noted)	GEO or Pounds of Copper Produced		Co-product Cash Cost per Unit	Total Costs	Total Costs
Chapada — GEO (i)	30,522	oz	$406	$12,395	$11,057
Chapada — Copper	37,951,941	lbs	1.59	60,253	54,477
El Peñón — GEO (i)	117,102	oz	486	56,918	56,537
Gualcamayo	43,060	oz	867	37,352	25,432
Mercedes — GEO (i)	30,532	oz	663	20,247	16,288
Canadian Malartic (50% interest)	64,761	oz	735	47,630	—
Minera Florida — GEO (i)	30,596	oz	593	18,140	20,929
Jacobina	21,112	oz	981	20,706	19,881
Other Producing Mines (ii)	22,350	oz	934	20,865	12,101
Co-product cash cost of sales (iii)				$294,506	$216,702
Add (deduct):
- Inventory movements and adjustments				(5,788)	(314)
- Chapada concentrate treatment and refining charges				(10,474)	(9,520)
- Commercial & other costs				1,533	2,171
- Overseas freight for Chapada concentrate				2,821	4,494
Cost of sales excluding depletion, depreciation and amortization				$282,598	$213,533
______________________________

(i)	Silver ounces reported for Chapada, El Peñón, Minera Florida and Mercedes are treated as gold equivalent ounces ("GEO").

(ii)	Includes Fazenda Brasileiro and Ernesto/Pau-a-Pique. Excludes Alumbrera which is accounted for as an equity investment.

(iii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

Depletion, depreciation and amortization ("DDA") expense for the three months ended September 30, 2014 was $141.0 million compared to $99.1 million in the same period of 2013. Higher DDA was attributable to additional DDA following the acquisition of Canadian Malartic which closed at the end of the second quarter including DDA on the amount of purchase price in excess of book value. Furthermore, additional DDA was also recognized relative to the comparative period in 2013 from Amelia Inés (open-pit), QDD Lower West (underground) at Gualcamayo which started to contribute to production in late 2013 and Ernesto/Pau-a-Pique which completed commissioning effective May 1, 2014.

Other expenses, as discussed below, include general and administrative, exploration and evaluation, other and net finance expenses were $64.5 million for the three months ended September 30, 2014, compared to $75.0 million in the same period of 2013:

•
General and administrative expenses were $25.2 million, compared to $30.0 million in the same period of 2013.  During the quarter, cost containment initiatives were undertaken by the Company in respect of overhead. The Company continues to seek further opportunities to reduce general and administrative expenses through the elimination of inefficiencies and redundancies.

•
Exploration and evaluation expenses were $5.3 million, compared to $7.3 million in the same period of 2013. Lower exploration and evaluation expenses were the result of the Company's reduced focus on greenfield exploration relative to the third quarter of 2013.

•
Other expenses were $39.3 million, compared to $19.3 million in the same period of 2013. Other expenses for the quarter include a one-time charge of $17.9 million relating to demobilization costs incurred during the third quarter in respect of C1 Santa Luz.

•
Finance expense, net of finance income was $5.3 million compared to $18.4 million in the same period of 2013. Lower net finance expense was due to net foreign exchange gains that resulted from favourable movements in the exchange rates of currencies for which the Company settles its mine operating expenses compared to net foreign exchange losses in the same period of 2013.

Equity loss from Alumbrera of $12.1 million for the three months ended September 30, 2014 compared to equity earnings of $3.1 million for the three months ended September 30, 2013. The equity loss was due to lower sales quantities, lower metal prices and an impairment of assets recognized by Alumbrera. Cash dividends received during the three months ended September 30, 2014 from the Company’s equity investment in Alumbrera were $12.4 million compared to $8.8 million in the same period of 2013.

For the nine months ended September 30, 2014

Cash flows from operating activities after changes in non-cash working capital items for the nine months ended September 30, 2014 were $346.3 million compared to $468.3 million for the nine months ended September 30, 2013. Cash flows from operating activities before changes in non-cash working capital for the nine months ended September 30, 2014 were $422.8 million compared to $542.6 million generated from the same period of 2013. Lower cash flows from operating activities compared to that of the first nine months of 2013 were due to $32.4 million in transaction costs associated with the acquisition of a 50% interest in Osisko and reorganization and demobilization costs of $11.6 million related to C1 Santa Luz. Additionally, cash flows were impacted by lower metal prices. Adjusted operating cash flows excluding the cash portion of one-time expenditures were $466.8 million.

Net loss for the nine months ended September 30, 2014 was $1,047.8 million or $1.31 per share, compared to net earnings of $137.6 million or $0.18 per share for the same period of 2013. Net loss of $1,047.8 million after the Non-Cash Charges and certain one-time charges of $50.3 million, mostly in respect of the acquisition of Osisko. These Non-Cash and one-time charges are excluded from adjusted earnings for the nine months period. Adjusted earnings was $43.4 million or $0.05 per share for the nine months ended September 30, 2014, compared to $236.6 million or $0.31 per share in the comparative period of 2013. Mine operating earnings for the nine months ended September 30, 2014 were $185.5 million, compared to $470.7 million in the first nine months of 2013. Lower adjusted earnings and mine operating earnings for the first nine months of 2014 was attributed to lower realized metal prices of approximately 11% for gold, 20% for silver and 3% for copper. Adjusted earnings for the period also does not include tax benefits associated with taxable losses from certain mines including mines in commissioning and reflects interest expense on additional and assumed debt. Income tax expense included in adjusted earnings was $40.1 million for the nine months ended September 30, 2014 compared to a tax expense of $6.5 million in the same period of 2013.

Income tax expense for the nine months ended September 30, 2014 was $333.4 million compared to an income tax expense of $136.8 million in the same period of 2013.  In September 2014, the Chilean government enacted the Chilean tax reform package.  Approximately $329.5 million of the income tax expense for the quarter relates to the application of the tax reform package. This change in the income tax expense was excluded from adjusted loss. Section 9 - Income Taxes describes further details on the change to the Chilean tax rates.

Revenue was $1.3 billion for the nine months ended September 30, 2014 compared to $1.4 billion in the same period of 2013. Lower revenue was due to lower metal prices. Revenue for the nine months ended September 30, 2014 was generated from the sale of 732,877 ounces of gold, 7.1 million ounces of silver and 89.7 million pounds of copper, excluding attributable sales from Alumbrera which is accounted for as an equity investment. This compares to sales, excluding Alumbrera, of 707,256 ounces of gold, 6.1 million ounces of silver and 91.5 million pounds of copper for the nine months ended September 30, 2013.

The average realized price of gold in the first nine months of 2014 was $1,286 per ounce compared to $1,448 per ounce in the same period of 2013, or 11% lower. The average realized price of copper was $3.16 per pound compared to $3.25 per pound in the comparative period of 2013, or 3% lower, and the average realized price of silver was $19.79 per ounce compared to $24.80 per ounce in the comparative period of 2013, or 20% lower.

Revenue for the period was comprised of the following:

For the nine months ended September 30,	2014				2013
(In thousands of Dollars; unless otherwise noted)	Quantity Sold (ii)		Realized Price	Revenue	Revenue
Gold (i)	732,877	oz	$1,286	$942,513	$1,023,943
Silver	7,106,716	oz	$19.79	141,016	$152,459
Total precious metals	875,011	GEO		1,083,529	1,176,402
Copper (i)	89,707,964	lbs	$3.16	283,736	297,362
Gross revenue				$1,367,265	$1,473,764
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				$(26,102)	$(24,447)
- Sales taxes				(23,633)	(21,213)
- Metal price adjustments related to concentrate revenue				(7,652)	(10,356)
- Other adjustments				(3,927)	4,271
Revenue (ii)				$1,305,951	$1,422,019

______________________________

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Alumbrera which is accounted for as an equity investment.

Cost of sales excluding depletion, depreciation and amortization for the nine months ended September 30, 2014 was $744.9 million compared to $661.8 million for the same period of 2013. Cost of sales excluding depletion, depreciation and amortization was higher than that of the same period in 2013 due to higher sales volume.

The following table provides a reconciliation of the co-product cash cost to the cost of sales excluding depletion, depreciation and amortization for the nine months ended September 30, 2014:

For the nine months ended September 30,	2014				2013
(In thousands of Dollars; unless otherwise noted)	GEO or Pounds of Copper Produced		Co-product Cash Cost per Unit	Total Costs	Total Costs
Chapada — GEO (i)	82,650	oz	$424	$35,012	$33,044
Chapada — Copper	98,483,690	lbs	1.71	168,752	159,333
El Peñón — GEO (i)	329,270	oz	490	161,354	166,566
Gualcamayo	134,404	oz	765	102,787	64,028
Mercedes — GEO (i)	80,662	oz	691	55,760	49,509
Canadian Malartic (50% interest) (ii)	76,639	oz	717	64,275	—
Minera Florida — GEO (i)	87,941	oz	620	54,503	70,553
Jacobina	54,741	oz	1,123	61,499	64,234
Other Producing Mines (iii)	53,981	oz	969	52,297	41,850
Co-product cash cost of sales (iv)				$756,239	$649,117
Add (deduct):
- Inventory movements and adjustments				(9,228)	12,467
- Chapada concentrate treatment and refining charges				(25,966)	(24,447)
- Commercial & other costs				12,599	13,167
- Overseas freight for Chapada concentrate				11,302	11,456
Cost of sales excluding depletion, depreciation and amortization				$744,946	$661,760
______________________________

(i)	Silver ounces reported for Chapada, El Peñón, Minera Florida and Mercedes are treated as gold equivalent ounces ("GEO").

(ii)	For the period from acquisition on June 16, 2014.

(iii)	Includes Fazenda Brasileiro and Ernesto/Pau-a-Pique. Excludes Alumbrera which is accounted for as an equity investment.

(iv)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

Depletion, depreciation and amortization (“DDA”) expense for the nine month period ended September 30, 2014 was $375.5 million, compared to $289.6 million in the same period of 2013. Higher DDA was attributable to additional DDA following the acquisition of Canadian Malartic which closed at the end of the second quarter, Amelia Inés (open-pit) and QDD Lower West (underground) at Gualcamayo which started to contribute to production in late 2013 and Ernesto/Pau-a-Pique which completed commissioning May 1, 2014.

Other expenses, as discussed below, include general and administrative, exploration and evaluation, other and net finance expenses were $220.9 million for the nine months ended September 30, 2014, compared to $197.4 million in the same period of 2013. For the nine months ended September 30, 2014:

•
General and administrative expenses were $93.5 million, compared to $105.5 million in the same period of 2013.  Lower general and administrative reflect cost containment initiatives undertaken by the Company during the period.

•
Exploration and evaluation expenses were $14.2 million, compared to $22.0 million incurred in the same period of 2013. The lower exploration and evaluation expenses is a result of the Company's reduced focus on greenfield exploration relative to the comparative period of 2013.

•
Other expenses were $91.3 million, compared to $41.4 million in the same period of 2013. Other expenses reflect $32.4 million in transaction costs related to the acquisition of a 50% interest in Osisko and $17.9 million in reorganization and demobilization costs as C1 Santa Luz transitions to care and maintenance.

•
Net finance expense was $21.9 million, compared to $28.5 million in the same period of 2013.  Lower net finance expense reflects foreign exchange gains compared to losses in the same period of 2013, partly offset by higher interest expense due to additional long-term debt.

Equity loss from Alumbrera was $10.7 million for the nine months ended September 30, 2014 compared to equity earnings of $1.2 million for the same period of 2013. Equity loss was due to lower metal prices and impairment of assets attributable from Alumbrera. Cash dividends received from the Company’s equity investment in Alumbrera were $40.6 million compared to $21.1 million in the first nine months of 2013.

Acquisition of 50% interest of Osisko Mining Corporation

On June 16, 2014, the Company and Agnico jointly acquired 100% of all issued and outstanding common shares (with each company owning 50%) of Osisko.  Osisko operated the Canadian Malartic mine in the Abitibi Gold Belt, immediately south of the Town of Malartic located in the province of Quebec, Canada. Additionally, Osisko conducts advanced exploration activities at the Kirkland Lake and Hammond Reef properties in Northern Ontario, Canada and additional exploration projects located in the Americas. As of June 15, 2014, the estimated global measured and indicated mineral resources for Canadian Malartic stood at 10.8 million ounces of gold, inclusive of proven and probable mineral reserves of 8.9 million ounces of gold. The estimated gold inferred mineral resources were 1.14 million ounces. Total consideration paid by Yamana was $1.5 billion based on a Yamana share price of $8.18 (C$8.88) per share which consisted of approximately $0.5 billion in cash and $1.0 billion in Yamana shares.

The acquisition supports the Company’s strategy, adding another high quality, high margin cornerstone asset that increases the sustainable production level and is expected to contribute significantly to cash flow.

The acquisition has been accounted for as a business acquisition using the acquisition method. Ongoing operations of the joint arrangement will be accounted for as a joint operation in accordance with IFRS 11, Joint Arrangements. The preliminary purchase price allocation included in the Condensed Consolidated Interim Balance Sheet as at September 30, 2014, was based on estimates and has not been finalized. The Company is undergoing a detailed valuation of the fair value of assets acquired, liabilities assumed and potential goodwill. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the preliminary purchase price allocation and are subject to change.

5.2    Overview of Quarterly Operating Results

For the three months ended September 30, 2014

Record production of 391,277 GEO for the third quarter of 2014, compared to 306,935 GEO produced in the third quarter of 2013. Total production included production during commissioning of 23,722 ounces of gold.

The following summarizes the GEO production for the third quarter relative to the comparative quarter in 2013:

Third quarter GEO production was 18% higher than the second quarter of 2014. Third quarter production from key mines that contribute most significantly to production and operating cash flow including Chapada, El Peñón, Gualcamayo, Mercedes and Canadian Malartic was 21% higher than that of the second quarter. Increases in production from the second quarter included a 27% increase at Pilar which completed commissioning effective October 1, 2014, 24% increase at Mercedes; a 12% increase at Jacobina; a 5% increase at Minera Florida in addition to a full quarter of attributable production from Canadian Malartic.

Commercial production for the third quarter was 367,553 GEO compared to 289,177 GEO produced in the third quarter of 2013. Total commercial production consisted of 308,620 of gold and a record 2.9 million ounces of silver, compared to 263,830 ounces of gold and 2.2 million ounces of silver produced in the same quarter of 2013. Despite increased silver production, revenue is impacted by a greater decrease in silver price relative to the decrease in the price of gold.

During the third quarter, the Company concluded that the optimal plan for C1 Santa Luz would be to suspend commissioning activities and place the project on care and maintenance while several identified alternative metallurgical processes continue to be evaluated such that the potential future viability of the project is preserved. Effective October 1, 2014, Pilar completed commissioning with commercial production commencing in the fourth quarter.

Cash costs (a non-GAAP measure, see Section 13) for the third quarter of 2014 averaged $492 per GEO, compared to $365 per GEO in the third quarter of 2013. Cash costs were impacted by lower by-product copper credits. Cash costs for the third quarter from key mines were $429 per GEO compared to $259 per GEO in the third quarter of 2013. Co-product cash costs (a non-GAAP measure, see Section 13) for the third quarter were $646 per GEO, compared to $574 per GEO for the third quarter of 2013. Cash costs and co-product cash costs were impacted by planned lower grades compared to the three months ended September 30, 2013. Co-product cash costs for the third quarter from key assets were $610 per GEO compared to $506 per GEO in the third quarter of 2013.

All-in sustaining cash costs ("AISC", a non-GAAP measure, see Section 13) were $807 per GEO compared to $730 per GEO for the third quarter of 2013. All-in sustaining cash costs for the third quarter decreased 7% from the $864 per GEO for the second quarter. AISC for the third quarter from key assets were $671 per GEO compared to $650 per GEO in the second quarter. On a co-product basis, AISC were $903 per GEO for the third quarter compared to $888 per GEO for the third quarter of 2013. AISC on a co-product basis for the third quarter at key assets were $790 per GEO compared to $736 per GEO in the second quarter and $686 per GEO in the third quarter of 2013.

Copper production for the three month period ended September 30, 2014 was 38.0 million pounds from the Chapada mine, compared to 36.8 million pounds for the same period of 2013. A total of 5.6 million pounds of copper produced from Alumbrera were attributable to the Company, compared to 7.1 million pounds for the three months ended September 30, 2013. Total copper production for the three month period ended September 30, 2014 was 43.5 million pounds, compared to 43.9 million pounds in the same period of 2013.

Co-product cash costs per pound of copper (a non-GAAP measure, see Section 13) were $1.59 per pound from the Chapada mine compared to $1.48 per pound of copper in the third quarter of 2013. Co-product cash costs per pound of copper for the quarter including the Company’s interest in Alumbrera were $1.73 per pound compared to $1.64 per pound for the third quarter of 2013.

For the nine months ended September 30, 2014

Record production for the nine-month period ended September 30, 2014 was 994,950 GEO, compared to 893,791 GEO produced in the same period of 2013. Total production included production during commissioning of 68,716 ounces of gold compared to 29,621 for the nine-month period ended September 30, 2014.

The following summarizes the cumulative effect of GEO production for the nine months ended September 30, 2014:
Commercial production for the nine month period ended September 30, 2014 was 926,234 GEO compared to 864,170 GEO produced in the same period of 2013. Total commercial production consisted of 776,364 of gold and 7.5 million ounces of silver, compared to 769,676 ounces of gold and 6.2 million ounces of silver produced in the same period of 2013. Production for the nine months ended September 30, 2014 includes production contribution from Gualcamayo's of QDD Lower West underground mine and from Amelia Inés and additional attributable production from the newly acquired 50% interest in Canadian Malartic.

Cash costs (a non-GAAP measure, see Section 13) for the nine month period ended September 30, 2014 averaged $491 per GEO, compared to $408 per GEO in the same period of 2013. Cash costs were impacted by a lower copper credit contribution due to a decline in the copper price. The average market price for copper in the first nine months of 2014 was 6% lower than the average of the same period in 2013. Cash costs and co-product cash costs were impacted by planned lower grades at certain mines compared to the nine months ended September 30, 2013. Cash costs from key assets were $425 per GEO for the nine month period ended September 30, 2014. Co-product cash costs (a non-GAAP measure, see Section 13) for the first nine months of 2014 were $636 per GEO compared to $579 per GEO for the same period of 2013. Co-product cash costs for the first nine months of 2014 from key assets were $582 per GEO.

All-in sustaining cash costs ("AISC", a non-GAAP measure, see Section 13) were $829 per GEO, compared to $834 per GEO for the first nine months of 2013 and within guidance. AISC from key assets were $659 per GEO for the first nine months of 2014. On a co-product basis AISC were $926 per GEO for the first nine months of 2014 compared to $950 for the comparative period in 2013.

Copper production for the first nine months of 2014 was 98.5 million pounds from the Chapada mine, compared to 94.3 million pounds for the same period of 2013. A total of 19.2 million pounds of copper produced from Alumbrera were attributable to the Company, compared to 20.6 million pounds for the nine months period ended September 30, 2013. Total copper production for the first nine months of 2014 was 117.7 million pounds, compared to 114.9 million pounds in the same period of 2013.

Co-product cash costs per pound of copper (a non-GAAP measure, see Section 13) were $1.71 per pound for the nine month period ended September 30, 2014 from the Chapada mine compared to $1.69 per pound of copper in the same period of 2013. Co-product cash costs per pound of copper for the first nine months of 2014 including the Company’s interest in Alumbrera were $1.83 per pound compared to $1.82 per pound for the same period of 2013.

6.    OPERATING MINES

CHAPADA, BRAZIL

	For the three months ended September 30,		For the nine months ended September 30,
Operating Statistics	2014	2013	2014	2013
Production
Concentrate (tonnes)	69,279	67,315	181,824	172,416
GEO contained in concentrate production (i)	30,522	30,917	82,650	80,800
Gold contained in concentrate (ounces)	28,847	29,137	78,177	75,872
Silver contained in concentrate (ounces)	83,769	88,984	223,645	246,391
Copper contained in concentrate (millions of pounds)	38.0	36.8	98.5	94.3

Cash costs per GEO produced (ii)	$(1,292)	$(1,367)	$(918)	$(1,203)
Co-product cash costs per GEO produced (ii)	$406	$358	$424	$409
Co-product cash costs per pound of copper produced (ii)	$1.59	$1.48	$1.71	$1.69

Ore mined (tonnes)	5,449,798	6,394,985	14,178,447	16,079,609
Ore processed (tonnes)	5,440,264	5,682,276	15,319,507	15,807,178

Gold feed grade (g/t)	0.28	0.27	0.27	0.26
Copper feed grade (%)	0.39	0.36	0.36	0.34
Concentrate grade - gold (g/t)	12.95	13.46	13.37	13.69
Concentrate grade - copper (%)	24.85	24.79	24.57	24.80

Gold recovery rate (%)	59.3	58.3	59.4	58.1
Copper recovery rate (%)	81.2	80.9	80.3	79.5

Sales (iii)
Concentrate (tonnes)	70,288	68,512	175,044	175,066
Payable GEO contained in concentrate	27,129	28,249	67,964	74,311
Payable gold contained in concentrate (ounces)	26,284	27,184	66,242	71,875
Payable silver contained in concentrate (ounces)	42,258	53,229	86,065	121,815
Payable copper contained in concentrate (millions of pounds)	35.7	35.7	89.7	91.5

Depletion, depreciation and amortization
Per GEO sold	$89	$90	$100	$97
Per copper pound sold	$0.27	$0.29	$0.35	$0.31
______________________________

(i)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1 for all periods presented.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

(iii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

During the period ended September 30, 2014, Chapada produced a total of 30,522 GEO, which consisted of 28,847 and 83,769 ounces of gold and silver contained in concentrate compared to 30,917 GEO, which consisted of 29,137 and 88,984 ounces of gold and silver contained in concentrate, in the comparable period of 2013. Copper production was 38.0 million pounds in the third quarter of 2014 or 3% higher compared to production of 36.8 million pounds of copper in the same quarter of 2013. Compared to the second quarter of 2014, copper production was 15% higher in the third quarter due to higher feed grade and recoveries. The Company completed the initial development of Corpo Sul, an adjacent near-to-surface ore body to the main pit. The higher grade ore from Corpo Sul began to contribute to production in the third quarter. Ore feed was controlled to limit the amount of semi-oxide ore from Corpo Sul resulting in a recovery rate for the third quarter that was modestly higher than that of the comparable period in 2013. With the contribution of higher grade ore from Corpo Sul, production in the second half of the year will be higher than the first half of 2014. Additionally, the installation of the in-pit crusher was completed during the quarter, which will enhance plant throughput going forward. Other optimization strategies include a regrinding project to increase recoveries in excess of 5% for gold and copper in future years.

Cash costs for the third quarter were negative $1,292 per GEO, compared to negative $1,367 per GEO for the same quarter in 2013 impacted by higher co-product cash costs, discussed below, partly offset by an increase in copper by-product credit. Cash costs per GEO for the third quarter of 2014 were 123% lower than the second quarter of 2014 of negative $580 per GEO due to higher copper by-product revenue.

Co-product cash costs were $406 per GEO in the third quarter, compared to $358 per GEO in the same quarter of 2013 and were impacted by lower gold production, higher contractor costs and treatment and refining charges. Co-product cash costs were modestly higher than the $395 per GEO in the second quarter of 2014 due to higher treatment and refining charges.  Co-product cash costs for copper were $1.59 per pound in the third quarter compared to $1.48 per pound in the same quarter of 2013 and $1.75 per pound in the second quarter of 2014.

Chapada revenue for the quarter net of sales taxes, treatment and refining costs and mark-to-market adjustments was $127.4 million (Q3 2013 - $142.7 million).  Revenue included a loss from mark-to-market adjustments and provisional pricing settlements in the quarter of $7.4 million (Q3 2013 - gain of $2.6 million).

For the first nine months of 2014, Chapada produced a total of 82,650 GEO, which consisted of 78,177 ounces of gold and 223,645 ounces of silver, contained in concentrate compared to 80,800 GEO, which consisted of 75,872 ounces of gold and 246,391 ounces of silver contained in concentrate in the same period of 2013. Chapada copper production was 98.5 million pounds in the first nine months of 2014 compared to production of 94.3 million pounds of copper in the same period of 2013 as a result of higher feed grade and recoveries.

Cash costs for the first nine months were negative $918 per GEO, compared to negative $1,203 per GEO for the same period in 2013. Higher cash costs per GEO was mainly due to the effect of lower copper quantities sold and slightly offset by higher copper prices in the first nine months of 2014 compared to 2013, resulting in a lower copper by-product credit for the period. The credit benefit arising from the increased copper production during the period will be realized when the copper is sold.

Co-product cash costs were $424 per GEO in the first nine months of 2014, compared to $409 per GEO in the same period of 2013.  Co-product cash costs for copper were $1.71 per pound in the first nine months of 2014 versus $1.69 per pound in the same period of 2013.

Chapada revenue for the first nine months net of sales taxes, treatment and refining costs and mark-to-market adjustments was $331.0 million (2013 - $369 million).  Revenue included a loss from mark-to-market adjustments and provisional pricing settlements in the first nine months of $7.7 million (2013 - loss of $10.4 million).

EL PEÑÓN, CHILE

	For the three months ended September 30,		For the nine months ended September 30,
Operating Statistics	2014	2013	2014	2013
Production
GEO production (i)	117,102	123,333	329,270	366,159
Gold production (ounces)	70,111	87,968	205,506	269,985
Silver production (ounces)	2,349,577	1,768,205	6,188,184	4,808,713

Co-product cash costs per GEO produced (ii)	$486	$458	$490	$455

Ore mined (tonnes)	389,115	341,163	1,129,158	1,021,881
Ore processed (tonnes)	375,507	351,795	1,093,663	1,069,779

Gold feed grade (g/t)	6.19	8.26	6.26	8.43
Silver feed grade (g/t)	227.73	201.99	210.59	188.39

Gold recovery rate (%)	93.7	93.5	93.5	93.0
Silver recovery rate (%)	85.2	77.0	83.5	74.0

Sales
GEO sales	111,802	130,014	320,753	366,547
Gold (ounces)	67,775	93,920	201,385	270,637
Silver (ounces)	2,201,354	1,804,700	5,968,393	4,795,511

Depletion, depreciation and amortization per GEO sold	$322	$238	$335	$243
______________________________

(i)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1 for all periods presented.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

During the third quarter of 2014, El Peñón produced 117,102 GEO, which consisted of 70,111 ounces of gold and 2.3 million ounces of silver, compared to 123,333 GEO, which consisted of 87,968 ounces of gold and 1.8 million ounces of silver in the same quarter of 2013. Higher silver feed grade and lower gold feed grade compared to that of the third quarter of 2013 was in line with expectations and based on normal sequencing in the mine plan. Relative to the second quarter of 2014, production for the third quarter was impacted by lower grade ore due to local dilution in July from weak rock conditions at one of the Bonanza stopes. By the end of the quarter, adjustments made to the mining and blasting sequences, in addition to reinforcement of the rock support to reduce dilution were completed. These initiatives resulted in an improvement in grade month-over-month during the quarter. For the fourth quarter, gold feed grade is expected to be approximately in line with third quarter levels while silver feed grade is expected to increase resulting in an overall increase in GEO production. El Peñón continues to stockpile ore to ensure flexibility at the mine and remains well positioned to meet production expectations for 2014.

Cash costs were $486 per GEO in the third quarter compared to $460 per GEO in the second quarter and $458 per GEO in the third quarter of 2013. Cost improvements achieved from new equipment in the underground mine and the devaluation of the Chilean Peso against the U.S. Dollar were offset by higher costs due to the local dilution of ore grade at Bonanza and one-time plant equipment repair costs. Cash costs are expected to improve in the fourth quarter.

For the first nine months of 2014, El Peñón produced 329,270 GEO, which consisted of 205,506 ounces of gold and 6.2 million ounces of silver, compared to 366,159 GEO, which consisted of 269,985 ounces of gold and 4.8 million ounces of silver in the same period of 2013. Cash costs for the nine months ended September 30, 2014 were $490 per gold ounce, compared to $455 per gold ounce in the same period of 2013.

GUALCAMAYO, ARGENTINA

	For the three months ended September 30,		For the nine months ended September 30,
Operating Statistics	2014	2013	2014	2013
Production
Gold production (ounces)	43,060	27,678	134,404	85,408

Co-product cash costs per gold ounce produced (i)	$867	$919	$765	$750

Ore mined (tonnes)	1,471,610	1,071,127	4,794,686	2,789,215
Ore processed (tonnes)	1,440,285	1,298,811	4,781,836	5,007,732

Gold feed grade (g/t)	1.43	0.86	1.51	0.66
Gold recovery rate (%)	73.5	75.8	69.1	81.4

Sales
Gold sales (ounces)	40,124	20,570	132,495	76,870

Depletion, depreciation and amortization per gold ounce sold	$433	$534	$450	$474
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

During the third quarter of 2014, Gualcamayo produced 43,060 ounces of gold, exceeding 2013 third quarter production of 27,678 ounces by 56%. The new QDD Lower West ("QDDLW") underground mine, contributed approximately 30% of the ore during the quarter. Higher production, compared to third quarter of 2013, also resulted from a 66% increase in gold feed grade and an 11% increase in ore processed. Relative to the second quarter of 2014, normal sequencing in the mine plan for the open pit called for mining from lower grade areas as mining expands to new sectors of Phase III.

Gold recovery for the third quarter was lower than that of the comparable quarter of 2013 due to the metallurgy of the ore from Amelia Inés ("AIM") and QDDLW as it requires a longer leaching cycle than that of QDD Main, increasing the amount of ore on the heap leach pad. During the third quarter, efforts to reduce the leaching cycle and improve permeability have been made using lower stacking heights improving the recovery rate from the second quarter of 2014. Expansion of the Adsorption and Desorption plant increasing the volume of the treatment capacity to improve recoveries is also underway. Gualcamayo is positioned to meet or exceed production expectations for 2014.

Cash costs were $867 per ounce in the third quarter compared to $919 per ounce in the third quarter of 2013 representing a decrease of 6%. The conveyor belt that transports the ore from QDDLW completed commissioning by September, favorably impacting the cost structure of the underground mine. As a result, mining costs per tonne from QDDLW were 40% lower in September compared to August. Conveying ore will favorably impact the cost structure of the ore from QDDLW on a go-forward basis. Additionally, an integrated plan for cash cost reduction is in place involving the reduction of infrastructure services in the open pit mine such as maintenance contracts, reduction of equipment rental at QDDLW and a general optimization of camp services including energy consumption. Plans to demobilize contractors and transition to owner-mining are underway and will be fully effective by the middle of the fourth quarter of 2014. To date, all the development metres planned for the current year have been completed and the Company is advancing on 2015 planned metres

Gualcamayo produced 134,404 GEO for the first nine months of 2014, compared to 85,408 GEO in the same period of 2013 representing a 57% increase. Cash costs for the nine month period ended September 30, 2014 were $765 per gold ounce, compared to $750 per gold ounce in same period of 2013.

Preliminary results on the geotechnical and metallurgical studies continue to provide a better understanding of the options for processing the newly discovered mineral resource beneath the current QDD pit limits. The Company is working with third-party consultants in assessing the economic viability of the sulphide mineral resources. Results at Rodado Southwest continue to support the potential for a large scale, bulk tonnage underground operation with several drilling intersections exceeding 100 metres. The Company will provide an update on the potential mine and processing methods by the end of the year. A pre-feasibility study will commence in 2015.

MERCEDES, MEXICO

	For the three months ended September 30,		For the nine months ended September 30,
Operating Statistics	2014	2013	2014	2013
Production
GEO production (i)	30,532	34,102	80,662	109,902
Gold production (ounces)	28,459	31,765	74,847	100,505
Silver production (ounces)	103,642	116,840	290,741	469,847

Co-product cash costs per GEO produced (ii)	$663	$478	$691	$450

Ore mined (tonnes)	168,260	147,214	496,523	474,565
Ore processed (tonnes)	176,310	171,556	503,424	501,099

Gold feed grade (g/t)	5.30	5.83	4.92	6.36
Silver feed grade (g/t)	54.91	68.66	57.77	81.61

Gold recovery rate (%)	94.8	94.1	94.5	94.6
Silver recovery rate (%)	33.3	29.4	31.2	34.1

Sales
GEO sales	27,450	33,627	78,003	113,376
Gold (ounces)	25,571	31,190	72,360	103,319
Silver (ounces)	93,960	121,840	282,135	502,853

Depletion, depreciation and amortization per GEO sold	$377	$297	$405	$266
______________________________

(i)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1 for all periods presented.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Mercedes produced 30,532 GEO in the third quarter which consisted of 28,459 ounces of gold and 103,642 ounces of silver, compared to 34,102 GEO, which consisted of 31,765 ounces of gold and 116,840 ounces of silver in the third quarter of 2013. Production was lower than the third quarter of 2013, due to mining of lower grade areas as part of normal mine sequencing partly offset by better recovery rates for both gold and silver. Lower grades also resulted in higher cash costs of $663 per GEO compared to $478 in the same quarter of 2013. Production in the third quarter was 24% higher than production of 24,671 GEO in the second quarter of 2014 due to gold feed grade being 15% higher, modestly impacted by lower silver grade. Silver grade improved by the end of the quarter as September grade exceeded the average grade for the quarter by 12%. Cash costs are 13% lower than the $763 per GEO in the second quarter of 2014. Mining of higher grade areas is expected to continue for the remainder of the year mainly from the high-grade Lagunas zone.

During the third quarter, development of other areas progressed at Mercedes including geometallurgical and geotechnical model updates for the Rey del Oro, Barrancas and Diluvio zones. Additionally, approximately 500 metres of development at the access ramp to Lupita and Diluvio were completed along with construction of surface infrastructure to support these new zones. The expectation is that ore from Lupita will begin to contribute to ore feed in the first half of 2015.

For the first nine months of 2014, production of 80,662 GEO consisted of 74,847 ounces of gold and 290,741 ounces of silver, compared to 109,902 GEO, which consisted of 100,505 ounces of gold and 469,847 ounces of silver in the first nine months of 2013. Cash costs were $691 per GEO compared to $450 in the first nine months of 2013.

CANADIAN MALARTIC (50% interest), CANADA

	For the three months ended September 30,		For the nine months ended September 30,
Operating Statistics (i)	2014	2013	2014	2013
Production
Gold production (ounces)	64,761	n/a	76,639	n/a

Co-product cash costs per gold ounce produced (ii)	$735	n/a	$717	n/a

Ore mined (tonnes)	2,461,087	n/a	2,827,873	n/a
Ore processed (tonnes)	2,416,797	n/a	2,814,609	n/a

Gold feed grade (g/t)	0.94	n/a	0.95	n/a
Gold recovery rate (%)	89.0	n/a	89.2	n/a

Sales
Gold sales (ounces)	63,684	n/a	79,987	n/a

Depletion, depreciation and amortization per gold ounce sold	$387	n/a	$387	n/a
______________________

(i)	For the period from acquisition on June 16, 2014.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

On a 100% basis, Canadian Malartic produced 129,521 ounces of gold in the third quarter of 2014 compared to 133,181 ounces of gold in the second quarter of 2014. The Company’s 50% share of this production for the quarter was 64,761 ounces of gold. Normal sequencing of the mine plan, called for production in the third quarter from lower grade ore. Grade reconciliation with the block model continues to be positive, by approximately 3-4%. Production was also impacted by a scheduled 5-day shutdown of the mill for maintenance during the quarter. Canadian Malartic’s cash costs for the third quarter were $735 per ounce.

During the third quarter, the mill processed an average of 52,539 tonnes per day increasing from the 50,673 tonnes per day in the second quarter.  Fragmentation in the open pit continued to improve helping to increase the tonnage processed. Several initiatives are under review to optimize the throughput at the mill including the pre-crushed ore setup and increasing the feed with the addition of a loader located at the crusher.  These initiatives to maximize the crushing circuit have resulted in a positive trend with September averaging 58,873 tonnes per day, a record for the mill. The Company is confident that the optimization process will help to reach a target of 55,000 tonnes per day by the end of 2015.

In the first nine months of 2014, Canadian Malartic produced 402,732 ounces of gold on a 100% basis.  Canadian Malartic's cash costs per ounce were $650 in the first nine months of 2014 which includes the impact of the 5% net smelter royalty ("NSR") since the day of acquisition.

The Partnership believes that there is good potential to refine and improve the Canadian Malartic mining operation. Studies continue to fully explore opportunities for optimization of the asset. Near-term productivity improvements include:

•	Projects to improve the current crushing and grinding constraints including re-design of the pre-crushing setup to achieve 55,000 tonnes per day.

•	Improvement of drilling and blasting techniques in the open pit (fragmentation), producing finer material to feed into the crushing and grinding circuit.

•	Using a loader to manage the stockpile and keep the crusher full at all times, which has also led to improved haul truck cycle times.

Other initiatives started in the third quarter include:

•	Creation of a productivity/continuous improvement team with a focus on reducing operating costs

•	Evaluating the potential to convert to LNG fueled trucks, which are cheaper to operate and have lower greenhouse gas emissions

•	Renegotiation of major contracts on fuel and consumables

•	Program to review manpower requirements (including contractors)

•	Optimization of the maintenance program for mobile equipment

•	Optimization of liner wear in all major crushing components

•	Looking at possible modification of the SAG mill liner design to increase the grinding efficiency and expected liner life

•	Potential to use larger grinding media in the SAG mill

•	Initiation of projects to reduce consumable consumption

•	Optimization of waste rock management plans with an aim of trying to reduce cycle times

•	Optimization of the life-of-mine plan.

Further details on the optimization plan will be provided early in 2015. The Company expects total 2014 capital at Canadian Malartic to be approximately $155 million, a reduction from $170 million originally planned due to optimization of the Goldie Pit and minor deferrals into 2015.

For the full year, forecast production is 510,000 to 530,000 ounces (100% basis). With the strong operating performance of the quarter, the Company expects to be near the upper range of that guidance. Production is also expected to increase in 2015 as a result of throughput and grade. Total cash costs net of by-product credits for the full year of 2014 are forecast to be approximately $695 per ounce including the new 5% NSR for the remainder of the year.

MINERA FLORIDA, CHILE

	For the three months ended September 30,		For the nine months ended September 30
Operating Statistics	2014	2013	2014	2013
GEO production (i)	30,596	27,471	87,941	88,077
Gold production (ounces)	22,402	23,848	72,123	74,461
Silver production (ounces)	409,676	181,156	790,915	680,818

Co-product cash costs per GEO produced (ii)	$593	$762	$620	$801

Ore mined (tonnes)	208,139	201,103	623,972	569,976
Ore processed (tonnes)	437,202	448,820	1,290,460	1,262,528

Gold feed grade (g/t)	1.99	2.27	2.18	2.32
Silver feed grade (g/t)	45.59	23.92	32.28	26.15
Gold recovery rate (%)	80.1	78.0	79.9	77.3
Silver recovery rate (%)	63.9	56.0	59.1	60.4

GEO sales (i)	29,569	27,398	86,648	88,955
Gold (ounces)	22,516	23,830	71,246	74,429
Silver (ounces)	352,660	178,390	770,123	726,277

Depletion, depreciation and amortization per GEO sold	$570	$678	$611	$580
______________________________

(i)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1 for all periods presented.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

During the third quarter of 2014, Minera Florida produced 30,596 GEO, which consisted of 22,402 ounces of gold and 409,676 ounces of silver representing an 11% increase compared to 27,471 GEO, which consisted of 23,848 ounces of gold and 181,156 ounces of silver in the third quarter of 2013. Higher production was attributed to higher silver feed grade and improved recovery rates offset by planned lower gold feed grade as part of the sequencing in the mine plan. Production for the third quarter exceeded the second quarter by 5% mainly from higher silver grade, recoveries and tonnes processed.

Cash costs for the third quarter of 2014 were $593 per GEO, representing a 22% reduction, compared to $762 per GEO in the same quarter in 2013 and a 7% reduction compared to the second quarter of 2014. Lower cash costs reflect continuous efforts to reduce costs, the devaluation of the Chilean Peso versus the U.S. Dollar and higher by-product credit from sales of zinc.

For the first nine months of 2014, Minera Florida produced 87,941 GEO, which consisted of 72,123 ounces of gold and 790,915 ounces of silver, compared to 88,077 GEO, which consisted of 74,461 ounces of gold and 680,818 ounces of silver in the same period of 2013. Lower production is mainly due to the mine plan that calls for mining from areas with lower gold grade despite higher throughput, silver grade and gold recovery.

Cash costs for the first nine months of 2014 were $620 per gold ounce, compared to $801 per gold ounce in the comparable period of 2013 representing a 23% improvement period-over-period.

JACOBINA

	For the three months ended September 30,		For the nine months ended, September 30
Operating Statistics	2014	2013	2014	2013
Gold production (ounces)	21,112	19,325	54,741	54,176

Co-product cash costs per gold ounce produced (i)	$981	$1,029	$1,123	$1,186

Ore mined (tonnes)	367,957	380,618	1,067,887	1,179,168
Ore processed (tonnes)	372,243	380,054	1,063,044	1,179,394

Gold feed grade (g/t)	1.89	1.66	1.74	1.55
Gold recovery rate (%)	93.6	95.4	92.0	91.9

Gold Sales (ounces)	19,396	18,017	53,046	58,085

Depletion, depreciation and amortization per gold ounce sold	$485	$703	$536	$554
______________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Gold production at Jacobina was 9% higher at 21,112 ounces in the third quarter of 2014, compared to 19,325 ounces produced in the same quarter of 2013.  Higher production than the same quarter in 2013 resulted from improved feed grade. Production for the third quarter was also 12% higher relative to the second quarter as a result of higher throughput and feed grade. Based on planned mine sequencing, mining of areas with higher grades will continue for the remainder of the year, mainly from the higher grade zone of North Canavieiras, resulting in higher production expectations for the fourth quarter. Efforts to focus on producing quality ounces with sustainable margins and maximizing profitability continue at Jacobina. The Company completed a new mine plan which contemplates a more consistent production level at higher grades starting in late 2014, with further grade increases beginning in 2015. The new mine plan contemplates production of at an average of approximately of 130,000 ounces per year in the long-term.

Cash costs were $981 per ounce for the third quarter compared to cash costs of $1,029 per ounce for the third quarter of 2013, a 5% decrease. Cash costs for the third quarter were lower compared to the second quarter of 2014, representing a decrease in cash costs per ounce of approximately 17%. Lower cash costs in the current quarter compared to the third quarter last year and the second quarter of 2014 reflects the effect of mine management's continuous effort in executing the cost containment initiatives implemented since the second quarter of 2013 including reductions of non-critical headcount and process control improvements.

For the nine month period ended September 30, 2014, Jacobina produced 54,741 ounces compared to 54,176 ounces increasing as a result of higher grade, offset by lower throughput. Cash costs for the first nine months of 2014 were $1,123 per gold ounce, compared to $1,186 per gold ounce in the comparable period of 2013 representing a 12% improvement period-over-period.

OTHER MINES

	For the three months ended September 30,		For the nine months ended, September 30
Operating Statistics	2014	2013	2014	2013
OTHER MINES

Gold production from Other Producing Mines (i)	29,870	26,351	79,927	79,648
Gold production from Commissioning Mines (ii)	23,722	17,758	68,716	29,620
Concentrate (tonnes)	9,893	13,179	33,691	37,568
Copper contained in concentrate (millions of pounds)	5.6	7.1	19.2	20.6

Cash costs per ounce of gold produced (iii)	$647	$335	$503	$439
Co-product cash costs per GEO produced (iii)	$802	$599	$794	$660
Co-product cash costs per pound of copper produced (iii)	$2.67	$2.45	$2.45	$2.42

Ore mined (tonnes)	1,230,188	1,909,119	4,575,236	4,037,117
Ore processed (tonnes)	1,924,644	2,141,069	6,404,708	5,465,542

Gold feed grade (g/t)	1.09	0.96	1.03	0.85
Copper feed grade (%)	0.32	0.36	0.35	0.35
Concentrate grade - gold (g/t)	21.40	20.87	21.99	20.90
Concentrate grade - copper (%)	25.57	24.61	25.83	24.88

Gold recovery rate (%)	79.2	66.2	70.0	72.9
Copper recovery rate (%)	80.3	80.9	77.0	77.6

Sales
Gold sales (ounces)	46,481	35,341	144,044	95,452
Concentrate (tonnes)	11,248	13,343	38,844	36,318
Payable copper contained in concentrate (millions of pounds)	6.2	7.3	21.2	19.2

Depletion, depreciation and amortization per gold ounce sold (iv)	$515	$149	$409	$212
______________________________

(i)	Includes Fazenda Brasileiro, Ernesto/Pau-a-Pique and Alumbrera.

(ii)	Commissioning at Ernesto/Pau-a-Pique was completed May 1, 2014.

(iii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

(iv)	For 100% owned mines only.

Other Producing Mines represents the aggregation of non-key mining interests accounting for less than 10% of production.  In the third quarter of 2014, production from Other Producing Mines of 29,870 ounces of gold was 10% higher than the second quarter and 13% higher from the 26,351 ounces of gold produced in the third quarter of 2013. Increased production was mainly from higher grades and improved recoveries. Cash costs for the third quarter were $647 per GEO, compared to $335 per GEO in the same quarter in 2013. Higher cash costs, along with higher DDA per ounce, was the result of Ernesto/Pau-a-Pique, which completed commissioning in the second quarter of 2014 and was under construction in 2013.

For the nine month period ended September 30, 2014, Other Producing Mines produced 79,927 ounces of gold, compared to 79,648 ounces of gold in the same period of 2013. Throughput and average grades were higher for the period ended September 30, 2014, offset by lower average recoveries. Cash costs for the first nine months of 2014 were $503 per gold ounce, compared to $439 per gold ounce in the comparable period of 2013.

The Company has been working to improve the rate of recovery from the carbon-in-leach circuit at C1 Santa Luz, which to date has been lower than designed, and, in particular, the Company has been dealing with a significant carbon content in the ore which has had the effect of suppressing gold recovery. During the quarter, after a careful and extensive review to improve dilution and recovery rates from the carbon-in-leach ("CIL") circuit, the Company made a decision to suspend commissioning activities, other than safety and environmental rehabilitation, at C1 Santa Luz and put it on care and maintenance while several identified alternative metallurgical processes continue to be evaluated. The Company is working with employees, labour unions, contractors and various levels of governments to minimize the impact on local communities and remains confident that once the metallurgical recovery evaluation process is completed, C1 Santa Luz will become a sustainable operation providing long term benefits to local communities. The Company has undertaken to complete the evaluation of the alternative metallurgical recovery processes before the end of 2015. The decision to place C1 Santa Luz on care and maintenance is consistent with the Company’s focus on maximizing cash flow rather than production only and protects the significant inventory of mineral resources that would otherwise be lost to tailings with the current recovery levels.  This decision protects the potential future viability of the project.

Significant improvements have been made during the third quarter of 2014 to reduce dilution and improve grade reconciliation at Pilar. The Company introduced lower profile equipment to better manage gold vein widths and reduce dilution, completed a significant infill program to improve grade reconciliation and continued development of Caiamar and Maria Lazarus which are satellite deposits with better ore body orientation and grades. Plant recoveries are now at design levels at approximately 90% and gold production has increased month over month in 2014 and is expected to increase in the remainder of the year. During the quarter, Pilar produced 16,486 ounces of gold, representing an increase of 27% over the second quarter.

Pilar completed commissioning and declared commercial production effective October 1, 2014 with initial production of approximately 60,000 ounces increasing to 70,000 to 90,000 ounces per year with further development of adjacent ore bodies.

7.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

DEVELOPMENT

The following summary highlights key updates from the development projects of the Company since December 31, 2013.

Cerro Moro, Argentina
Cerro Moro is a very high-grade, low cost, gold and silver deposit located in the Santa Cruz province of Argentina with similarities to the deposits at the El Peñón and Mercedes mines.  With the feasibility study completed, detailed engineering and pre-development work is on track towards a planned construction decision before the end of 2014, targeting initial production in late 2016 or early 2017.  Ordering of long-lead items and civil works is planned for the first half of 2015 with most expenditures being incurred in the second half of the year.

The Company is evaluating optimizations and efficiencies that include scalability of the plant on the basis of greater economic returns.  This would include the installation of a Merrill-Crowe circuit during initial construction that would increase upfront recovery rates resulting in higher production in the initial years. The Company anticipates a throughput rate of at minimum 800 tonnes per day and over 150,000 ounce per year, and is advancing detailed engineering to further increase throughput.  Detailed engineering to confirm assumptions and further refine capital costs to precision levels normally better than feasibility study levels is ongoing.

The project is expected to generate significant returns, create robust value and positively contribute to cash flow per share. This project aligns with the Company's focus to balance production of growth and capital spending to maximize value creation.  The Company still expects to announce a formal construction decision by the end of the year.

Agua Rica, Argentina
Agua Rica is a large-scale copper, gold, silver and molybdenum deposit located in the province of Catamarca, Argentina. On October 6, 2014, the Company announced the signing of a Memorandum of Understanding (“MOU”) with the provincial Government of Catamarca, Argentina (“the Government”), represented by the provincial mining company Catamarca Minera y Energetica Sociedad del Estado (“CAMYEN”), relating to the creation of the Catamarca Mining District.  This agreement sets the groundwork for the Company and the Government to work together to consolidate important mining projects and prospective properties in the province, currently consisting of the Agua Rica property and the Cerro Atajo prospect. The MOU also considers the future participation of mining companies like Yacimientos Mineros Agua de Dionisio (“YMAD”), as well as permitting and significant infrastructure support on the part of the Government.  This agreement is one of the first of its kind in Argentina and is indicative of government support at the national level and, as importantly, in Catamarca for the development of Agua Rica and more generally for mining and mining investments in Catamarca.

The MOU outlines the mechanics by which an association will be formed to advance exploration at the Cerro Atajo prospect, which is considered a stepping stone for further advancement in the development of the Agua Rica project. Cerro Atajo is prospective for both high grade gold-copper-silver veins and large tonnage copper-gold porphyry mineralization. Cerro Atajo is centred on an intrusive complex within the same host rock as the nearby Alumbrera mine, 10 km to east of Alumbrera and 25 km west of Agua Rica, a region in which both the Company and the Government have interests.

The MOU forms the basis of a working relationship between the Government through CAMYEN, other mining companies like YMAD and the Company that is expected to result in a formal agreement by the end of the year to help advance the Cerro Atajo prospect and the Agua Rica project.  The MOU also outlines a maximum ownership interest of up to 5% for CAMYEN of a combined entity, including the Agua Rica project and Cerro Atajo prospect, and some exploration and infrastructure spending during the three year life of the initial agreement.  The MOU does not restrict the Company’s ability to continue with Agua Rica, although it provides a framework of cooperation that would see Agua Rica advance to development more efficiently and on an expedited timeline.  Presently, the Company is considering the development of Agua Rica in conjunction with other financial and mining industry participants.

Suyai, Argentina
Suyai is a high-grade gold and silver deposit located in the Chubut province of Argentina. An application for the environmental impact study ("EIS") is underway for exploration and development work which will be followed by permitting for an operational EIS within the current mining and environmental laws of the Chubut Province.

The plan being evaluated is a small scale underground operation with off-site processing or direct sale of a precious metal concentrate. The parameters of the current plan include an initial capital investment of approximately $220 million, initial throughput rate of 1,150 tonnes per day with the ability to expand over time and expected annual production of approximately

150,000 GEO at costs consistent with the Company's current all-in sustaining cash cost structure. The Company continues with community engagement to demonstrate the benefits of underground mining and offsite processing of ore.

EXPLORATION

Exploration at Yamana continues to be a key to unlocking further value and creating value for shareholders at existing operations. The 2014 program is focused on finding higher quality ounces, being those ounces with the greatest potential to most quickly generate cash flow and on infill drilling to do the work necessary to upgrade the existing significant inferred mineral resource.

The following is a summary of the exploration and evaluation expenditures for the current and comparative periods.

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of Dollars)	2014	2013	2014	2013
Exploration and evaluation capitalized (i)	$18.0	$24.8	$48.6	$61.9
Exploration and evaluation expensed (ii)	5.3	7.3	14.2	22.0
Total exploration and evaluation	$23.3	$32.1	$62.8	$83.9
______________________________

(i)
Capitalized exploration and evaluation costs are reflected in the Condensed Consolidated Interim Balance Sheet's property, plant and equipment as part of the additions to mining property costs not subject to depreciation for near-mine exploration and tangible exploration and evaluation assets with probable future economic benefits.

(ii)	Expensed exploration and evaluation costs are reported in the consolidated statements of operations.

The following summary highlights key updates from the exploration program.

El Peñón, Chile
The 2014 exploration program at El Peñón builds on the success of the 2013 program and is focused on mineral resource conversion, mineral resource extension and mineral resource growth. It involves a combination of surface and underground infill and exploration drill programs coupled with additional surface detailed mapping, sampling and brownfield target development. The program is expected to provide new mineral resources and replace mineral reserves at or above mineral reserve grade. Significant exploration opportunities continue to be developed particularly with the recent discoveries of northwest trending mineral occurrences throughout the property and new north south trending intercepts located in the northeast sector of El Peñón.

During the third quarter, exploration continued to infill drill the Providencia HW1, HW2 and HW3 cross-cutting structures with positive results. Mineral resource expansion drill targets Borde Oeste, Providencia Norte and Providencia HW1 and HW3 also returned positive results. A total of 40,342 metres were completed in 156 holes during the third quarter for a total of 108,473 metres completed in 439 holes from the beginning of the year through the end of the quarter. District exploration of 8,673 metres were completed in 16 holes from the beginning of the year through the end of the quarter which also continued to build on second quarter results testing several targets including to the south of Quebrada Orito and northeast of Bonanza.

Minera Florida, Chile
The 2014 exploration program at Minera Florida continued to focus on upgrading mineral resources to indicated mineral resource status as the first step to replace and increase mineral reserves, exploring anomalies east of the current mine complex and developing new surgical targets through surface mapping and sampling.

During the third quarter, exploration efforts focused on the mineral resource upgrade and mineral resource expansion programs in the Mina Este, Maquis Clavo II, Halo Mineralizado Este and the Central vein and surrounding target areas. A total of 4,380 metres were completed during the third quarter in 43 exploration and infill holes for a total of 13,627 metres completed in 91 holes year to date. Most drill holes intersected multiple intercepts of anomalous to potential ore grade assays over narrow to moderate widths. Mineral resource modeling is underway to determine classification level both of the new and previously modeled inferred mineral resources.

Chapada, Brazil
The 2014 exploration program at Chapada continues to focus on mineral resource infill and expansion work at Corpo Sul, and the discovery of new satellite mineral deposits that can be quickly defined and added to the mineral resource inventory. The discovery of Santa Cruz combined with Corpo Sul and Suruca suggest the potential of a system that could be significantly larger than was originally planned.

A 12,000 metre infill and extension exploration drill program is underway within the Chapada, Corpo Sul and Suruca deposit areas and a separate 9,700 metre near-mine drill program will test targets developed through regional mapping and sampling programs relying on prior geologic knowledge of the areas and existing aeromagnetic and radiometric survey data. 16,188 metres of infill and extension drilling were completed in 66 holes from the beginning of the year through the end of the quarter.

The 100 metre by 100 metre infill program at Corpo Sul was completed during the third quarter and the next phase, a 50 metre by 50 metre infill program, commenced during the quarter. Exploration targets tested included the Hanging wall of the main Chapada pit and the Hanging wall area of the Corpo Sul pit as well as the Santa Cruz target 1 kilometre south of the Corpo Sul pit. Assay results from the infill program are expected to support mineral resource category upgrade locally and results from several of the exploration targets are positive.

Pilar, Brazil
The 2014 exploration program at Pilar is focused on delineating the high grade mineral shoots within the mine and expanding the high grade zones beyond the current mineral reserve boundaries. The defining of higher grade ore shoots through tightened drill spacing is expected to support more efficient mining and reduced dilution to get increased production from lower tonnage.

A total of 11,133 metres were completed in 75 holes for the infill program and a total of 2,392 metres were completed in 15 holes as part of exploration drilling during the quarter. From the beginning of the year through the end of the quarter, a total of 17,013 metres were completed in 112 holes for the infill program and a total of 4,017 metres were completed in 24 holes as part of exploration drilling. Results received to date have outlined both higher grade and thicker mineral occurrences within the mine area and some of the exploration holes suggest that the mineral resource extends beyond the current mineral resource envelopes.

Mercedes, Mexico
The 2014 exploration program at Mercedes is focused on testing for extensions of known ore bodies along the Mercedes-Barrancas-Marianas trend, upgrading inferred mineral resources to indicated mineral resource status, and discovering new mineralization. The Company expects to complete up to 49,800 metres of surface and underground drilling, construct development drifts and underground drill stations, and complete local and district target reconnaissance work through the end of 2014.

During the third quarter, 18,162 metres were completed in 84 holes testing targets and collecting geotechnical information along the Corona de Oro to Marianas structural trend, and infill drilling of the Breccia Hill and other areas adjacent to indicated envelopes. From the beginning of the year through the end of the quarter, a total of 34,397 metres were completed in 127 holes for this area. A new mineral zone, known as the GAP deposit, was confirmed between the Corona de Oro and Lagunas areas. The GAP mineral zone is under evaluation for potential link to the Marianas ore structure, which if linked could significantly increase mineral resource and mine life.

Gualcamayo, Argentina
The 2014 exploration program at Gualcamayo is focused on expanding the Rodado Southwest mineral body near current underground mine workings and testing new near surface target areas for oxide mineral potential.

During the third quarter, drilling was focused at the Santiago and Northeast deposits to collect fresh samples for the metallurgical portion of the feasibility level study.  A total of 2,626 metres were completed in 11 holes during the quarter.  Geologic logging, sampling and assaying of the core is complete and the mineralized samples have been sent for metallurgical testing.  Results at Rodado Southwest continue to support the potential for a large scale, bulk tonnage underground operation with several intersections exceeding 100 metres. The mineral envelope for the Santiago deposit is open to the northeast and the mineral envelope for the Rodado Southwest deposit is open along strike and to depth offering many target opportunities that can expand the current mineral resource base.

During the quarter, additional funding was allocated to further support the positive results of the 2014 exploration program at Gualcamayo. The additional funding will be used to gather geometallurgical samples at the Northeast (“NE”) and Santiago mineral bodies, and to outline the mineral resource ounces beneath the current QDD pit limits to evaluate the suitability of underground mining. A pre-feasibility study to assess the mining and processing of the underground mineral resources beneath the current QDD pit limits will commence in 2015. The Company will provide an update on the potential mine and processing methods and levels by the end of the year.

Cerro Moro, Argentina
The 2014 exploration program at Cerro Moro is focused on upgrading the newly discovered mineral resources at Margarita and improving mineral resource classifications at Carlota, Nine and other targets as the Company continues to advance development of the project.

The infill drill program to upgrade inferred mineral resources to indicated category focused on areas including Nini, Carlita, Margaritas and other targets. The program completed 7,384 metres in 52 holes from the beginning of the year through the end of the third quarter. Most geologic and assay data has been received and mineral resource estimation is underway.

District area targets surrounding Cerro Moro are under evaluation with exploration techniques of geologic mapping and sample collection. Significant targets generated from this work will be evaluated for further testing, including drilling of the better anomalies, in the fourth quarter.

Canadian Malartic and Kirkland Lake, Canada
As part of the Canadian Malartic Partnership, Yamana and Agnico will also jointly explore and potentially develop the Kirkland Lake assets, and continue exploration at the Hammond Reef, Pandora, and the Wood-Pandora properties.

An aggregate of approximately $8.0 million has been allocated by the partnership to support exploration activities through the end of 2014, with the focus on Upper Beaver, Canadian Kirkland, Pandora and South Odyssey. This funding will also go in part to support ongoing negotiations with First Nations stakeholders, the compilation of historical work at the numerous Kirkland Lake projects, the initiation of a technical report of the Upper Beaver project and putting Hammond Reef on care and maintenance. During the third quarter, exploration activities focused on the Kirkland Lake assets, where a total of 9,724 metres were completed in 35 holes to test the Canadian Kirkland and Upper Beaver mineral occurrences. In addition to gathering new data, work continued to review and re-log historic drill holes and information as part of a plan to gather and integrate all available historic exploration data.

8.    LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

The Company continues to focus on containing costs in order to maximize available cash. The following is a summary of liquidity and capital resources balances:

	As at
(in thousands of Dollars)	September 30, 2014	December 31, 2013
Cash	$169,164	$220,018
Trade and other receivables	$78,374	$80,101
Long term debt	$1,993,156	$1,189,762
Working capital (i)	$144,968	$79,725
______________________________
(i)Working capital is defined as the excess of current assets over current liabilities.

Cash and cash equivalents were $169.2 million as at September 30, 2014 compared to $220.0 million as at December 31, 2013.  Cash and cash equivalents were comprised of cash in bank and bank term deposits. The sources and uses of cash and cash equivalent during the year are explained below. The Company has considered the changes in taxes in Chile and believes that it will not impact liquidity.  Section 9 - Income Taxes describes further details on the change to the Chilean tax rates.

During the nine months period ended September 30, 2014, the Company achieved two investment grade credit ratings and BB+ with a positive outlook from primary rating agencies.

Working capital was $145.0 million as at September 30, 2014, compared to $79.7 million as at December 31, 2013. Higher working capital was a result of an increase in inventory primarily driven by the acquisition of Canadian Malartic and increases in certain mines.

The following table summarizes yearly cash inflows and outflows:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of Dollars of inflows/(outflows))	2014	2013	2014	2013
Cash flows from operating activities	$158,932	$99,078	$346,343	$468,293
Cash flows from operating activities before changes in non-cash working capital (i)	$184,443	$177,416	$422,834	$542,549
Cash flows from/(used in) financing activities	$34,090	$(27,308)	$550,558	$217,132
Cash flows used in investing activities	$(198,038)	$(217,601)	$(945,236)	$(793,418)

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities after changes in non-cash working capital items for the three months ended September 30, 2014 were $158.9 million, compared to $99.1 million for the three months ended September 30, 2013.

Cash flows from operating activities before changes in non-cash working capital (a non-GAAP measure, see Section 13) for the three months ended September 30, 2014 were $184.4 million, compared to $177.4 million generated for the same period of 2013.

Cash flows from operating activities after changes in non-cash working capital items for the nine months ended September 30, 2014 were $346.3 million compared to $468.3 million for the nine months ended September 30, 2013. Cash flows from operating activities before changes in non-cash working capital for the nine months ended September 30, 2014 were $422.8 million compared to $542.5 million generated from the same period of 2013.

Cash flows from operating activities for the three and nine month periods were impacted by lower metal prices but also reflect one-time cash outflows including $32.4 million for the nine months in transaction costs associated with acquisition of Osisko and $11.6 million of reorganization and the demobilization costs primarily associated with C1 Santa Luz as it transitions to care and maintenance during the third quarter.

Excluding these one-time items, that are non-recurring in nature and do not reflect the underlying performance of ongoing operations, adjusted operating cash flows (a non-GAAP measure, see Section 13) were $196.0 million for the quarter and $466.8 million for the nine months ended September 30, 2014.

CASH FLOWS FROM FINANCING ACTIVITIES

For the third quarter of 2014, cash inflows from financing activities were $34.1 million compared to outflows of $27.3 million in the same quarter of 2013. During the third quarter, the Company withdrew $75.0 million from the revolving credit facility. Other outflows from financing activities for the period ended September 30, 2014 included dividends paid of $32.9 million.

For the nine months ended September 30, 2014, cash inflows from financing activities were $550.6 million compared to inflows of $217.1 million in the same period of 2013. On June 25, 2014, the Company issued $500 million of 4.95% Senior Notes due July 15, 2024. The notes are unsecured, senior obligations of the Company and are unconditionally guaranteed by certain of the Company's subsidiaries that are also guarantors under the Company's unsecured senior credit facility. The net proceeds from the offering were used to repay in full its $500 million unsecured senior term loan due June 2016. The proceeds of the term loan were used to partly fund the Company's joint acquisition of Osisko. Other outflows from financing activities for the nine months included interest and other finance expenses paid of $45.7 million and dividends paid of $109.8 million.

Net debt as at September 30, 2014 excluding debt assumed from the Company's 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company was $1.76 billion.

The principal repayment schedule of senior debt notes to be repaid in the next five years is as follows:

(in thousands of Dollars)	2014	2015	2016	2017	2018	Total
Senior debt notes	15,000	—	73,500	—	110,000	$198,500

The balance of senior debt notes due after 2018 is $1.37 billion of which $1.10 billion is due after 2022.

The Company has a revolving credit facility with a long maturity date of 2019. The Company will, from time to time, repay balances outstanding on its revolving credit with operating cash flow and cash flow from other sources. Additionally, the Company intends to renew the credit facility upon maturity in 2019.

CASH FLOWS USED IN INVESTING ACTIVITIES

Cash outflows used in investing activities were $198.0 million for the quarter ended September 30, 2014, compared to cash outflows of $217.6 million for the quarter ended September 30, 2013. Cash outflows used in investing activities were $945.2 million for the nine months ended September 30, 2014 compared to $793.4 million for the same period in 2013. Cash outflows used in investing activities for the nine months included $462.7 million of cash consideration on the acquisition of a 50% interest in Osisko.

Capital expenditures including sustaining, expansionary and capitalized exploration and evaluation for the three and nine months ended September 30, 2014, were $196.7 million and $536.1 million, respectively. These expenditures were incurred as follows:

	Three months ended for September 30,		Nine months ended for September 30,
(in thousands of Dollars)	2014	2013	2014	2013
Chapada	$41,932	$20,532	$83,256	$67,068
El Peñón	25,835	33,022	90,580	102,013
Gualcamayo	8,149	32,862	33,070	115,693
Mercedes	10,490	9,800	31,491	39,013
Canadian Malartic (i)	22,142	n/a	24,973	n/a
Minera Florida	14,337	21,128	42,130	63,605
Jacobina	10,241	12,931	24,326	41,441
Other mines/projects:
Fazenda Brasileiro	5,046	4,758	10,903	13,501
C1 Santa Luz (ii)	23,928	16,404	65,323	62,475
Pilar (ii)	21,962	30,326	78,943	117,955
Cerro Moro	8,264	13,517	23,826	35,841
Other	4,384	22,810	27,267	100,245
Total capital expenditures	$196,710	$218,090	$536,088	$758,850
______________________________

(i)	For the period from acquisition on June 16, 2014.

(ii)	Net of movement in accounts payable.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company may issue shares or debt securities, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of October 24, 2014, the total number of shares outstanding were 880.7 million, the total number of stock options outstanding were 1.6 million, the total number of DSUs outstanding were 3.0 million and the total number of RSUs outstanding were 2.2 million.

During the quarter, the Company declared a quarterly dividend of $0.0375 per share compared to the third quarter of 2013 of $0.065 per share.

The following table summarizes the weighted average common shares and equity instruments outstanding as at September 30, 2014:

	Equity instruments outstanding as at	Weighted average dilutive equity instruments (i), three months ended	Weighted average dilutive equity instruments (i), nine months ended
(In thousands)	September 30, 2014	September 30, 2014	September 30, 2014
Common shares	877,592	877,551	801,613
Dilutive shares relating to convertible debt held in trust	3,177	—	—
Options	1,597	—	—
RSU	2,157	—	—
DSU (ii)	2,995	—	—
	n/a	877,551	801,613
______________________________

(i)	For the three and nine months ended September 30, 2014, these items have not been included in the weighted average number of shares as they are anti-dilutive.

(ii)	DSU is settled in cash and, as such, excluded from the calculation of the weighted average number of shares outstanding.

CONTRACTUAL COMMITMENTS

Day-to-day mining, sustaining and expansionary capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities which provide access to additional funds.

As at September 30, 2014, the Company is contractually committed to the following:

(In thousands of Dollars)	Within 1 year	Between 1 to 3 years	Between 3 to 5 years	After 5 years	Total
Mine operating/construction and service contracts and other	$553,803	$498,651	$87,975	$8,425	$1,148,854
Long-term debt principal repayments (i)	19,366	189,187	111,580	1,743,154	2,063,287
Decommissioning, restoration and similar liabilities (undiscounted)	4,904	17,950	24,772	193,218	240,844
	$578,073	$705,788	$224,327	$1,944,797	$3,452,985
______________________________

(i)	Excludes interest expense.

9.    INCOME TAXES

The Company recorded an income tax expense of $355.9 million for the quarter compared to tax expense of $28.7 million in the third quarter of 2013. The income tax provision reflects a current income tax expense of $25.8 million and a deferred income tax expense of $330.1 million versus a current income tax expense of $49.0 million and a deferred income tax recovery of $20.4 million for the three months ended September 30, 2013.

The Condensed Consolidated Interim Balance Sheet reflects recoverable tax installments in the amount of $8.7 million and an income tax liability of $25.8 million. Additionally, the balance sheet reflects a deferred tax asset of $139.9 million and a deferred tax liability of $2.7 billion.

The income tax provision is subject to a number of factors including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, changes in tax laws and the impact of specific transaction and assessments.  Due to the number of factors that can potentially impact the effective tax rate, it is expected that the Company's effective tax rate will fluctuate in future periods. Additionally, tax benefits associated with taxable losses from certain mines including mines in commissioning have not been recorded.

The Company has elected, under IFRS, to record foreign exchange related to deferred income tax assets and liabilities and interest and penalties in the income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentine Peso and Mexican Peso.

During the nine months ended September 30, 2014, the Brazilian Real and the Argentine Peso declined in value against the US Dollar. As a result, for local purposes, an expense of $21.5 million and $26.6 million relating to unrealized foreign exchange was recorded in the deferred tax expense for the three and nine months ended September 30, 2014, respectively. The impact of these foreign exchange movements on taxes are non-cash and, as such, are excluded from adjusted loss.

In September, the Chilean government enacted changes to its tax laws. Under the previous tax system, companies were subject to  a First Category Income Tax of 20% and effectively paid an additional Second Category Tax of 15% when profits were distributed resulting in an overall income tax rate of 35%. Under the prior tax regime the Company was able to defer the Second Category Tax. Under the new tax regime, there are limitations on the Company's ability to defer the Second Category Tax. In summary, the new tax regime results in the Company’s cumulative effective income tax rate increasing to 35% in 2017, regardless of if and when profits are distributed.

The following summarizes the key changes under the tax reform:

•
Prior to 2017, the First Category Tax increases to 21% in 2014, retroactive to January 1, 2014; 22.5% in 2015 and 24% in 2016.  The Second Category Tax is 35% with a credit ranging from 17% to 24% of prior profits paid.

•
Starting in 2017, the law creates two alternative tax regimes for payments of Corporate Tax (First Category tax) whereby taxpayers must elect to pay taxes either under the attributed income tax system or the semi-integrated tax system:

◦
Under the attributed income system, the effective tax rate is 35% in 2017 and onwards, with 25% paid by the company, and the shareholders paying the additional tax of 35% with an offsetting credit for the First Category Tax paid by the company. Shareholders will be taxed on an accrual basis such that profits are required to be attributed to shareholders, irrespective of whether a distribution is actually made.

◦
Under the semi-integrated system, shareholders will be taxed on a cash basis when profits are actually distributed. The tax rate paid by the Company is 25.5% in 2017 and 27% in 2018 and onwards, with the additional 35% paid by the shareholders when dividends are actually paid, with an offsetting credit of 100% for taxes paid by the company with shareholders in a treaty country, resulting in an overall effective tax rate of 35%.

As a result of the changes to the Chilean tax laws, an additional current tax of $1.0 million was recorded retroactive to January 1st and an additional non-cash deferred tax of $328.5 million has been recorded on the timing differences in Chile.  The deferred taxes on the timing differences will reverse through depletion, write-off or a sale.  The deferred taxes would only be paid on a disposition of the assets which may never occur and only if the sales proceeds exceed its local tax value.  These items have been excluded from the adjusted loss for the period.   The reform package also includes the introduction of general anti-avoidance rules and the imputation of income on passive controlled foreign affiliates.  The Company continues to evaluate aspects of the tax reform package on its business.

See Note 23 to the Condensed Consolidated Interim Financial Statements for the period ended September 30, 2014 for a breakdown of the foreign exchange and interest and penalties charged to the income tax expense and Section 10 - Economic trends, risks and uncertainties - foreign operations and political risks of this Management Discussion and Analysis of Operations and Financial Condition for additional information.

10.    ECONOMIC TRENDS, RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

The Company assesses and minimizes these risks by adhering to its internal risk management protocols which include the application of high operating standards empowering individuals and establishing processes to be able to identify, assess, report and monitor risk at all levels of the organization. Through careful management and planning of its facilities, hiring qualified personnel and developing a skilled workforce through training and development programs, the Company is able to generate shareholder value in a safe, resilient and responsible manner.

Below is a summary of the principal risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the year ended December 31, 2013. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Metal Price Risk

The mining industry is highly dependent on commodity prices which are the result of the economic interplay of supply and demand. The profitability of the Company is directly related to the market prices of gold and copper and to a lesser extent, silver. Market price fluctuations of these commodities could adversely affect profitability of the Company's operations and might lead to impairment of mineral properties. The market prices for the aforementioned commodities fluctuate widely and these fluctuations are caused by numerous factors beyond the Company's control. For example, the market price of gold may change for a variety of reasons, including:

•	the strength of the United States Dollar, in which the gold price trades internationally, relative to other currencies;

•	financial market expectations regarding the rate of inflation;

•	monetary policies announced, changed or implemented by central banks;

•	changes in the demand for gold, primarily from Asia, including the demand from the gold exchange traded funds ("ETF"), as an investment or as a result of leasing arrangements;

•	changes in the physical demand for gold used in jewelry;

•	changes in the supply of gold from production, divestment, scrap and hedging;

•	global or regional political or economic events, and

•	speculative positions taken by investors or traders in gold.

Gold Price Two-Year Trend (Bloomberg: USD per ounce of gold)

For the three months ended September 30, 2014, spot gold prices averaged $1,282 per ounce, or 4% lower, compared to $1,330 per ounce in the third quarter of 2013. Prices ranged between $1,205 and $1,345 per ounce and ended the quarter at $1,208 per ounce.

A strengthening US dollar pressured gold prices throughout most of the quarter. The US dollar strength was primarily driven by improving US economic data and shifting expectations surrounding the timing of a future increase to the Fed Funds rate.

As expected, during the third quarter the US Fed continued to wind down its quantitative easing (QE) program and QE is expected to during the fourth quarter. The timing of an increase in the Fed Funds rate is not expected to occur for at least a few more quarters as the US Fed continues to signal that they would rather keep the Fed Funds rate low for a longer period in order to be sure that an economic recovery has firmly taken hold. The European Central Bank has continued its move toward easier monetary policy and overall global monetary policy continues to be generally easy. Most governments continue to struggle with the fiscal situations they face and this should be supportive for gold over the longer term.

Physical demand for gold has increased with the recent pull back in prices and it continues to be steady in China after record demand in 2013. It is expected that physical demand, particularly from China, will continue to be supportive during periods of price weakness. Central Banks continue to be active buyers with Iraq and Russia making notable purchases so far in 2014. ETF holdings have remained stable in recent months and physical and central bank demand should help offset any further investment related liquidation during the balance of the year.

In spite of the positive signs with respect to the physical demand for gold, following the recent decline in gold prices, the Company has revised its production targets for future years to favour a lower cost structure. The Company is evaluating the producing mines whose all-in sustaining cash costs exceed the Company's average cost structure. The objective is to pursue quality ounces with sustainable margins and maximize profitability and as such, in the short term the emphasis will be on reducing costs rather than maximizing production.

The Company has not hedged any of its gold sales.

Copper Price Two-Year Trend (Bloomberg: USD per pound of copper)
For the period ended September 30, 2014, spot copper prices averaged $3.17 per pound, representing a decrease of 1% compared to $3.21 per pound in 2013. Prices ranged between $3.05 and $3.26 per pound and ended the quarter at $3.05 per pound

Copper prices trended lower over the course of the third quarter due to concerns about slowing economic growth in China and the expectations of near term supply growth. It is expected that the copper market will be in surplus over the next few years and concerns about the impact of slowing economic growth in China will likely persist. In the short-term these factors may limit the potential upside for copper prices but over the longer term, supply constraints should result in a situation that is much more supportive of copper price.

The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales.

Currency Risk

Conducting exploration, development and production operations in the Americas exposes the Company to currency risk. The Company’s revenue is denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred in United States Dollars, Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG), Mexican Pesos (MXN) and Canadian Dollars (CAD). Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

The following summarizes the movement in key currencies vis-à-vis the United States Dollar:

Average and Period-end Market Exchange Rate

For the three months ended	September 30, 2014	September 30, 2013	Variance
Average Exchange Rate
USD-CAD	1.0890	1.0383	4.9%
USD-BRL	2.2762	2.2868	-0.5%
USD-ARG	8.2959	5.5832	48.6%
USD-CLP	577.78	507.03	14.0%
USD-MXN	13.124	12.897	1.8%

For the nine months ended	September 30, 2014	September 30, 2013	Variance
Average Exchange Rate
USD-CAD	1.0942	1.0235	6.9%
USD-BRL	2.2886	2.1197	8.0%
USD-ARG	7.9969	5.2841	51.3%
USD-CLP	561.76	488.36	15.0%
USD-MXN	13.117	12.670	3.5%

As at	September 30, 2014	December 31, 2013	Variance	September 30, 2013	Variance
Period-end Exchange Rate
USD-CAD	1.1198	1.0623	5.4%	1.0309	8.6%
USD-BRL	2.4469	2.3621	3.6%	2.2170	10.4%
USD-ARG	8.4275	6.5197	29.3%	5.7915	45.5%
USD-CLP	598.31	525.45	13.9%	504.67	18.6%
USD-MXN	13.429	13.037	3.0%	13.091	2.6%

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 0.6 billion Reais at an average rate of 2.24 Reais to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2014 through to 2015.

The Company also entered into forward contracts to economically hedge against the risk of an increase in the value of the Mexican Pesos versus the United States Dollar. Currency contracts totaling 104.0 million Pesos at an average rate of 13.32 Pesos to the United States Dollar have been designated against forecast Pesos denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2014 through to 2015.

The currency hedge has been accounted for as a cash flow hedge with the effective portion taken to other comprehensive income and the ineffective portion taken to income. Although the currency hedging program has provided additional cash flow over the years in excess of $100 million, the value of the program can become negative in a short period of time due to the volatility of foreign currency relative to the Dollar.

The following table summarizes the details of the currency hedging program as at September 30, 2014:

(Quantities in thousands)	Brazilian Real				Mexican Peso
Year of Settlement	Notional Amount	Weighted Average Contract Rate	Market rate as at September 30, 2014	Year of Settlement	Notional Amount	Weighted Average Contract Rate	Market rate as at September 30, 2014
2014	120,840	2.068	2.447	2014	39,000	13.320	13.429
2015	519,048	2.283	2.447	2015	65,000	13.320	13.429
	639,888	2.239	2.447		104,000	13.320	13.429

Interest Rate Risk

The Company is exposed to interest rate risk on its variable rate debt. Monetary policy by central banks in the countries in which the Company operates have maintained interest rates relatively low to avoid a relapse of the credit crisis and to provide incentive to economic growth. At September 30, 2014, the majority of the Company’s long term debt was carried at fixed rates, hence there is limited market risk arising from fluctuations in floating interest rate.

Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and trade and other receivables, credit risk is represented by the carrying amount on the balance sheet. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its Capital Management Policy by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit.

The Company has considered the changes in taxes in Chile and believes that it will not impact liquidity.  Section 9 - Income Taxes describes further details on the change to the Chilean tax rates.

Investment Risk

Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. Although the factors that affect investment risk are outside the Company’s control, the Company mitigates investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments.

Construction and Start-up of New Mines Risk

The success of construction projects and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants; the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits); and the successful completion and operation of ore passes, the Adsorption and Desorption plant and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities; a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms; or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful; that the Company will be able to obtain sufficient funds to finance construction and start-up activities; that available personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects; that the Company will be able to obtain all necessary governmental approvals and permits; and that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. There is no certainty that the realization of mineral reserves and mineral resources projected by the feasibility study and technical assessment performed on the project may be realized. There is no certainty that future metal prices to ensure commercial viability will materialize. Consequently, there is a risk that start-up of new mines and development projects may be subject to a write-down and/or closure as there is no certainty that they are commercially viable. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

The Company's projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly and economic returns may differ materially from the Company's estimates.

C1 Santa Luz and Pilar mines commenced commissioning in the second half of 2013.

During the period ended September 30, 2014, the Company made a decision to suspend commissioning activities at C1 Santa Luz and place the project on care and maintenance. The Company is working with employees, labour unions, contractors and various levels of governments to minimize the impact on local communities and remains confident that once the metallurgical recovery evaluation process is completed, C1Santa Luz will become a sustainable operation providing long term benefits to local communities. Suspension of commissioning activities is an impairment indicator, thus, the Company performed an impairment test and recognized a non-cash impairment charge was required to conform to IFRS.

Pilar completed commissioning and declared commercial production effective October 1, 2014. The cut-off point between the development activity and production activity is determined by whether the mine is “available for use”, which for mining entities is when a certain pre-determined factors are achieved. These factors include the achievement of a significant portion of the following achieved at a sustainable level at or near expected levels including planned capacity for the mine and mill; production levels, grades and; recovery rates. In addition to significant milestones such as mechanical completion and operating effectiveness of all facilities, necessary permits for continuous operations have been obtained among others.

Foreign Operations and Political Risk

The Company holds mining and exploration properties in Brazil, Argentina, Chile, Mexico and Canada exposing it to the socioeconomic conditions as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to, high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime and hostage taking which cannot be timely predicted and could have a material adverse effect on the Company’s operations and profitability. The governments in those countries are currently generally supportive of the mining industry but changes in government laws and regulations including taxation, royalties, the repatriation of profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country could adversely affect the Company’s exploration, development and production initiatives in these countries.

In efforts to tighten capital flows and protect foreign exchange reserves, the Government of Argentina issued foreign exchange resolutions with respect to export revenue that resulted in a temporary suspension of export sales of concentrate at Alumbrera during the third quarter of 2012 as management evaluated how to comply with the new resolution. The Government of Argentina subsequently announced amendment to the foreign exchange resolution extending the time for exporters to repatriate net proceeds from export sales enabling Alumbrera to resume exports in July 2012. The Government of Argentina has also introduced certain protocols relating to the importation of goods and services and providing where possible for the substitution of Argentine produced goods and services. The Company continues to monitor developments and policies in all its jurisdictions and the impact thereof to its operations.

Brazil is in the process of reviewing the royalties on mining companies. The finalization of the royalty rates are subject to change during the review and approval process therefore the final rates are not determinable at this time. The magnitude of change in royalty rates might affect net earnings and cash flows from the Company's operations in Brazil.

In September, the Chilean government enacted changes to its tax laws. Under the previous tax system, companies were subject to  a First Category Income Tax of 20% and effectively paid an additional Second Category Tax of 15% when profits were distributed resulting in an overall income tax rate of 35%. Under the prior tax regime the Company was able to defer the Second Category Tax. Under the new tax regime, there are limitations on the Company's ability to defer the Second Category Tax. In summary, the new tax regime results in the Company’s cumulative effective income tax rate increasing to 35% in 2017, regardless of if and when profits are distributed. The company continues to evaluate the impact of the changes resulting from the tax reform package.

On November 12, 2013, the Québec government introduced amendment to Québec’s Mining Tax Act under Québec Bill 55.  The Bill introduced a new method for computing mining tax, amongst other changes.  The new regime is scheduled to come into effect as of January 1, 2014.  Subsequent to the election, the new government re-introduced the Bill in the Québec National Assembly, making the changes retroactive to the beginning of the year.  The new changes are not expected to have a material impact to the mining taxes over the life of Canadian Malartic.

Consistent with its risk management protocol, to mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Health, Safety and Environmental Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Yamana has rigorous procedures in place to manage health and safety protocols in order to reduce the risk of occurrence and the severity of any accident and is continually investing time and resources to enhance health and safety at all operations.

The Company’s operations are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which the Company operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. The Company mitigates this risk by performing certain reclamation activities concurrent with production.

Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. To the extent Yamana is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which may have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of its high operating standards as dictated by the Yamana management system.

The Company has insurance policies in place to cover accidents and business interruption and regularly monitors the adequacy of such policies.

Energy Risk

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available. The Company manages this risk by means of long term electricity agreements with local power authorities and inventory control process on consumables including fuel. Many of the mines have on-site generator sets as back-up to mitigate the anticipated and unanticipated interruptions from the energy providers. Furthermore, the Company’s operations are continually improved to reduce input costs and maximize output.

Nature and Climatic Condition Risk

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company's production and profitability. No assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts and pit wall failures, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company's control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company's projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company's results of operations and financial position.

11.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Condensed Consolidated Interim Financial Statements of the Company.

In 2004, a former director of Yamana's Northern Orion subsidiary commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project. On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment to the National Commercial Appeals Court. On May 22, 2013, the appellate court overturned the first-instance decision. The appellate court determined that the plaintiff was entitled to make 50% of Northern Orion’s investment in the Alumbrera acquisition, although weighted the chance of the plaintiff's 50% participation at 15%. The matter was remanded to the first instance court to determine the value. On September 12, 2013, Northern Orion filed an extraordinary recourse with the appellate court in order to bring the matter before the Supreme Court for considering the National Commercial Appeals Court’s decision to be arbitrary. The extraordinary recourse was denied by the appellate court and this decision was notified to Northern Orion on December 20, 2013. Based on this decision, Northern Orion filed an appeal directly with the Supreme Court of Argentina on February 3, 2014. Pending the decision of the Supreme Court, Northern Orion will make submissions to the first instance court to address value. The outcome of this case is uncertain and cannot be reasonably estimated.

The Company has received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the periods 2007-2010. The Company believes these debentures were issued on commercial terms permitted under applicable laws and is challenging these assessments. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

12.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Condensed Consolidated Interim Financial Statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 5 to the Company's annual consolidated financial statements for the year ended December 31, 2013.

In preparing the Condensed Consolidated Interim Financial Statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company's consolidated financial statements. Actual future outcomes could differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

In preparing the consolidated financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company's consolidated financial statements. Actual future outcomes could differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

Impairment

The Company assesses at the end of each reporting period whether there are any indicators, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired requiring an adjustment to the carrying value. The Company defines a CGU as an area of interest and considers each of C1 Santa Luz, Ernesto/Pau-Pique and Pilar to be CGUs. The recoverable amounts of CGUs are based on each CGU’s future after-tax cash flows expected to be derived from the Company's mining properties and represent each CGU’s value in use.

The Company considered the following indicators of impairment during the quarter:

•
At C1 Santa Luz, the Company has been dealing with significant carbon content in the ore which has had the effect of suppressing gold recovery which has been lower than designed. As such, during the quarter, the Company suspended commissioning activities at C1 Santa Luz and placed the project on care and maintenance, such that the potential future viability of the project is preserved while several identified alternative metallurgical processes continue to be evaluated to improve recovery.

•	The Company had also previously reduced activity at Ernesto/Pau-a-Pique which had experienced commissioning delays resulting in higher capital expenditures.

•
While commercial production has been declared at Pilar effective October 1, 2014, it has been met with challenges during commissioning and now has a decreased production expectation relative to feasibility levels. A significant infill program to improve grade reconciliation has been undertaken along with dilution control through low profile equipment that can better manage narrow gold vein widths. The result of these efforts is an improved mine plan, although at a reduced production level. With significant improvements having been made at Pilar during the third quarter to reduce dilution and improve grade reconciliation, and commissioning effectively completed October 1, 2014, the focus is now on reducing cost levels.

In light of the operational challenges with C1 Santa Luz, Ernesto/Pau-Pique and Pilar, a critical review of the carrying values of these assets was performed during the third quarter and the Company recognized an impairment charge in the amount of $668.3 million ($635.4 million after tax) would be recognized to reduce each asset to its recoverable amount.

Impairments are also described in Note 3 to the Condensed Consolidated Interim Financial Statements.

The critical judgments and key sources of estimation uncertainty in the application of accounting policies during the third quarter ended September 30, 2014 were consistent to those disclosed in Note 4 to the Company's annual consolidated financial statements for the year ended December 31, 2013, which also apply to the acquisition of 50% interest of Osisko as described in Note 5 to Condensed Consolidated Interim Financial Statements, and its ongoing operations.

13.    NON-GAAP AND ADDITIONAL MEASURES

The Company has included certain non-GAAP measures including “Cash costs per GEO”, “Co-product cash costs per GEO”, “Co-product cash costs per pound of copper”, "All-in sustaining cash costs per GEO", "All-in sustaining co-product cash costs per GEO", “Adjusted Earnings or Loss, Adjusted Earnings or Loss per share” and "Adjusted Operating Cash Flows" to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with International Financial Reporting

Standards as issued by the International Accounting Standards Board (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

The Company’s business model is focused on the production and sale of precious metals - gold and silver, which accounts for a significant portion of the Company's total revenue generated. The emphasis on precious metals therefore entails the necessity to provide investors with cash costs information that is relevant to their evaluation of the Company’s ability to generate earnings and cash flows for use in investing and other activities.

Cash costs per GEO, Co-product cash costs per GEO and Co-product cash costs per pound of copper

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations in isolating the impact of precious metal production volumes and the impact of by-product credits on the Company’s cost structure. Cash costs are computed net of by-products or on a co-product basis.

•
Cash costs per GEO is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to the cost of gold equivalent ounces produced. Cash costs are impacted by realized copper and zinc revenue, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production. These costs are then divided by gold equivalent ounces produced.

•	Co-product cash costs per GEO do not reflect a reduction in costs for costs associated with non-precious metals.

•
Co-product cash costs per pound of copper reflect a reduction in costs for costs associated with GEO production reflecting copper-only costs. These costs are then divided by commercial copper produced.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

All-in sustaining cash costs per GEO and All-in sustaining co-product cash costs per GEO

All-in sustaining cash costs per GEO seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, based on cash costs and co-product cash costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. It does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining cash costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

•	All-in sustaining cash costs reflect by-product copper revenue credits and 100% of the aforementioned cost components.

•
All-in sustaining co-product cash costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold or copper production activities.

Per Gold Equivalent Ounce

Silver production is treated as a gold equivalent in determining a combined precious metal production unit. Specifically, gold equivalent ounces are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. GEO calculations are based on an average historical silver to gold price ratio of 50:1.

The following tables provide a reconciliation of cost of sales per the Condensed Consolidated Interim Financial Statements to (i) Cash costs per GEO, (ii) Co-product cash costs per GEO, (iii) Co-product cash costs per pound of copper, (iv) All-in sustaining cash costs per GEO, and (v) All-in sustaining co-product cash costs per GEO.

(i)    Reconciliation of Cost of Sales per the Condensed Consolidated Interim Financial Statements to cash costs per GEO:

GEO Cash Costs	In thousands of Dollars		Dollars per GEO
For the three months ended September 30,	2014	2013	2014	2013
Cost of sales (i)	$282,598	$213,722	$785	$769
Adjustments:
Chapada treatment and refining costs related to gold and copper	10,474	9,076	29	33
Inventory movements and adjustments	5,788	314	16	1
Commercial, overseas freight and other costs	(4,355)	(6,853)	(12)	(25)
By-product credits from Chapada copper revenue including copper pricing adjustment	(112,098)	(107,787)	(311)	(388)
Total GEO cash costs (excluding Alumbrera)	$182,407	$108,472	$507	$390
Minera Alumbrera (12.5% interest) cash costs	(1,545)	(2,815)	(15)	(339)
Total GEO cash costs (i)	$180,862	$105,657	$492	$365
Commercial GEO produced excluding Alumbrera	360,033	279,542
Commercial GEO produced including Alumbrera	367,553	289,176

GEO Cash Costs	In thousands of Dollars		Dollars per GEO
For the nine months ended September 30,	2014	2013	2014	2013
Cost of sales (i)	$744,946	$661,929	$827	$791
Adjustments:
Chapada treatment and refining costs related to gold and copper	25,966	25,163	29	30
Inventory movements and adjustments	(6,481)	(14,513)	(7)	(17)
Commercial, overseas freight and other costs	(15,881)	(22,742)	(18)	(27)
By-product credits from Chapada copper revenue including copper pricing adjustment	(279,640)	(290,304)	(310)	(347)
Total GEO cash costs (excluding Alumbrera)	$468,910	$359,533	$521	$430
Minera Alumbrera (12.5% interest) cash costs	(13,743)	(6,906)	(30)	(248)
Total GEO cash costs (i)	$455,167	$352,627	$491	$408
Commercial GEO produced excluding Alumbrera	900,287	836,332
Commercial GEO produced including Alumbrera	926,234	864,171
______________________________
(i)    Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(ii)    Reconciliation of cost of sales per the Condensed Consolidated Interim Financial Statements to co-product cash costs per GEO:

GEO Cash Costs	In thousands of Dollars		Dollars per GEO
For the three months ended September 30,	2014	2013	2014	2013
Cost of sales (i) (iii)	$282,598	$213,722	$785	$765
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(51,276)	(46,307)	(142)	(166)
Treatment and refining costs (“TCRC”) related to Chapada gold	1,497	1,356	4	5
Inventory movements and adjustments	5,788	314	16	1
Commercial, overseas freight and other costs	(4,355)	(6,853)	(12)	(25)
Total GEO co-product cash costs (excluding Alumbrera)	$234,252	$162,232	$651	$580
Minera Alumbrera (12.5% interest) GEO cash costs	3,099	3,674	(5)	381
Total GEO co-product cash costs (iii)	$237,351	$165,906	$646	$574
Commercial GEO produced excluding Alumbrera	360,033	279,542
Commercial GEO produced including Alumbrera	367,553	289,176

GEO Cash Costs	In thousands of Dollars		Dollars per GEO
For the nine months ended September 30,	2014	2013	2014	2013
Cost of sales (i) (iii)	$744,946	$661,929	$827	$791
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(146,506)	(138,430)	(163)	(166)
Treatment and refining costs (“TCRC”) related to Chapada gold	3,688	3,536	4	4
Inventory movements and adjustments	(6,413)	(14,513)	(7)	(17)
Commercial, overseas freight and other costs	(15,881)	(22,742)	(17)	(27)
Total GEO co-product cash costs (excluding Alumbrera)	$579,834	$489,780	$644	$585
Minera Alumbrera (12.5% interest) GEO cash costs	9,476	10,711	(8)	385
Total GEO co-product cash costs (iii)	$589,310	$500,491	$636	$579
Commercial GEO produced excluding Alumbrera	900,287	836,332
Commercial GEO produced including Alumbrera	926,234	864,171
_____________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(iii)    Reconciliation of cost of sales per the Condensed Consolidated Interim Financial Statements to co-product cash costs per pound of copper:

Copper Cash Costs	In thousands of Dollars		Dollars per pound of copper
For the three months ended September 30,	2014	2013	2014	2013
Cost of sales (i) (iii)	$282,598	$213,722	$7.45	$5.81
Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(232,755)	(160,875)	(6.14)	(4.37)
TCRC related to Chapada copper	8,977	8,164	0.24	0.22
Inventory movements and adjustments	5,788	314	0.15	0.01
Commercial, overseas freight and other costs	(4,355)	(6,853)	(0.11)	(0.19)
Total copper co-product cash costs (excluding Alumbrera)	$60,253	$54,472	$1.59	$1.48
Minera Alumbrera (12.5% interest) copper cash costs	14,874	17,545	0.14	2.45
Total copper co-product cash costs (iii)	$75,127	$72,017	$1.73	$1.64
Commercial copper produced excluding Alumbrera (millions of lbs)	38.0	36.8
Commercial copper produced including Alumbrera (millions of lbs)	43.5	43.9

Copper Cash Costs	In thousands of Dollars		Dollars per pound of copper
For the nine months ended September 30,	2014	2013	2014	2013
Cost of sales (i) (iii)	$744,946	$661,929	$7.56	$7.02
Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(576,133)	(486,256)	(5.85)	(5.16)
TCRC related to Chapada copper	22,277	21,074	0.23	0.22
Inventory movements and adjustments	(6,413)	(14,513)	(0.07)	(0.15)
Commercial, overseas freight and other costs	(15,881)	(22,742)	(0.16)	(0.24)
Total copper co-product cash costs (excluding Alumbrera)	$168,796	$159,492	$1.71	$1.69
Minera Alumbrera (12.5% interest) copper cash costs	47,011	49,848	0.12	2.42
Total copper co-product cash costs (iii)	$215,807	$209,340	$1.83	$1.82
Commercial copper produced excluding Alumbrera (millions of lbs)	98.5	94.3
Commercial copper produced including Alumbrera (millions of lbs)	117.7	114.9
______________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(iv)    All-in sustaining cash costs per GEO:

GEO Cash Costs	In thousands of Dollars		Dollars per GEO
For the three months ended September 30,	2014	2013	2014	2013
Total GEO cash costs (i)	$180,862	$105,657	$492	$365
General and administrative, excluding share-based compensation (ii)	21,370	25,363	58	88
Sustaining capital expenditures (ii)	88,885	73,039	243	252
Exploration and evaluation expense (ii)	5,319	7,151	14	25
Total all-in sustaining cash costs per GEO	$296,436	$211,210	$807	$730
Commercial GEO produced including Alumbrera	367,553	289,176

GEO Cash Costs	In thousands of Dollars		Dollars per GEO
For the nine months ended September 30,	2014	2013	2014	2013
Total GEO cash costs (i)	$455,167	$352,627	$491	$408
General and administrative, excluding share-based compensation (ii)	79,160	87,625	85	101
Sustaining capital expenditures (ii)	219,453	258,473	238	299
Exploration and evaluation expense (ii)	14,210	21,803	15	26
Total all-in sustaining cash costs per GEO	$767,990	$720,528	$829	$834
Commercial GEO produced including Alumbrera	926,234	864,171
___________

(i)	Chapada copper revenue credits reflected in GEO cash costs.

(ii)	100% of the cost component is included.

(v)    All-in sustaining cash costs per GEO on a co-product basis:

GEO Cash Costs	In thousands of Dollars		Dollars per GEO
For the three months ended September 30,	2014	2013	2014	2013
Total GEO co-product cash costs	$237,351	$165,906	$646	$574
General and administrative, excluding share-based compensation (i)	17,235	20,429	47	71
Sustaining capital expenditures (ii)	73,417	63,953	199	221
Exploration and evaluation expense (i)	3,970	6,405	11	22
Total all-in sustaining co-product cash costs per GEO	$331,973	$256,693	$903	$888
Commercial GEO produced including Alumbrera	367,553	289,176

GEO Cash Costs	In thousands of Dollars		Dollars per GEO
For the nine months ended September 30,	2014	2013	2014	2013
Total GEO co-product cash costs	$589,310	$500,491	$636	$579
General and administrative, excluding share-based compensation (i)	64,019	69,918	69	81
Sustaining capital expenditures (ii)	193,250	230,617	209	267
Exploration and evaluation expense (i)	11,470	20,268	12	23
Total all-in sustaining co-product cash costs per GEO	$858,049	$821,294	$926	$950
Commercial GEO produced including Alumbrera	926,234	864,171
___________

(i)
Chapada's general and administrative ("G&A") expense and exploration expense are allocated 20% to gold and 80% to copper, reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated 80% to gold and 20% to copper based on the relative proportions of consolidated revenues from gold and copper sales.

(ii)
Chapada's sustaining capital expenditures are allocated 20% to gold and 80% to copper, reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated 100% to gold.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants and revaluation of convertible debt, (h) write-down of investments and other assets, (i) reorganization costs and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliation of Adjusted Earnings to net earnings is provided in Section 5.1, Overview of Financial Results for the nine months ended September 30, 2014.

ADJUSTED OPERATING CASH FLOWS

The Company uses the financial measures “Adjusted Operating Cash Flows" to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of Adjusted Operating Cash Flows is not meant to be a substitute for the cash flows information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Operating Cash Flows is calculated as the sum of cash flows from operating activities before non-cash working capital and non-recurring items such as transaction costs on acquisition, reorganization and demobilization costs which are paid in cash. A reconciliation of the non-GAAP measure is provided in Section 5.1 Overview of Financial Results.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Gross margin excluding depletion, depreciation and amortization- represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.

•	Mine operating earnings - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.

•
Cash flows from operating activities before changes in non-cash working capital — excludes the non-cash movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

14.    SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

	September 30,	June 30,	March 31,	December 31,
(In thousands of Dollars, unless otherwise noted)	2014	2014	2014	2013
Financial results
Revenues (i)	$501,203	$450,832	$353,916	$420,663
Mine operating earnings	$77,615	$74,807	$33,101	$70,113
Net (loss)/earnings attributed to Yamana equity holders	$(1,023,266)	$5,105	$(29,608)	$(583,936)
Adjusted (loss)/earnings (ii)	$(12,494)	$43,306	$12,100	$36,719
Cash flows from operating activities	$158,932	$148,503	$38,977	$184,845
Cash flows from operating activities before changes in non-cash working capital (ii)	$184,443	$144,838	$93,622	$165,315
Cash flows to investing activities	$(198,038)	$(658,909)	$(147,506)	$(259,992)
Cash flows from (to) financing activities operations	$34,090	$419,276	$97,192	$66,711
Per share financial results
Net earnings/(loss) per share attributable to Yamana equity holders
Basic and diluted	$(1.17)	$0.01	$(0.04)	$(0.78)
Adjusted (loss)/earnings per share (ii)
Basic and diluted	$(0.01)	$0.05	$0.02	$0.05
Financial position
Cash and cash equivalents	$169,164	$174,498	$209,764	$220,018
Total assets	$12,784,660	$13,473,735	$11,375,496	$11,410,717
Total long term liabilities	$5,057,473	$4,678,011	$3,717,249	$3,615,242
Production
Commercial GEO produced (iii)	367,555	310,889	247,792	277,447
Commissioning GEO produced (iii)(iv)	23,722	20,876	24,117	26,321
Total GEO produced (iii)	391,277	331,765	271,909	303,768
Cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$492	$523	$450	$417
Co-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$646	$622	$640	$647
All-in cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$807	$864	$820	$754
All-in co-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$903	$915	$975	$935
Chapada concentrate production (tonnes)	69,279	60,975	51,570	67,395
Chapada copper contained in concentrate production (millions of pounds)	38.0	33.0	27.6	36.0
Chapada co-product cash costs per pound of copper	$1.59	$1.75	$1.84	$1.53
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	9,893	11,188	12,610	17,547
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of pounds)	5.6	6.4	7.2	9.6
Alumbrera co-product cash costs per pound of copper (ii)	2.67	2.32	2.40	1.75
Gold Equivalent Ounces Breakdown
Total gold ounces produced	332,342	284,366	228,372	260,187
Total silver ounces produced (millions of ounces)	2.9	2.4	2.2	2.2
Sales Included in Revenue
Total GEO sales, excluding 12.5% interest in Alumbrera (iii)	340,985	297,467	236,561	260,568
Total gold sales (ounces)	287,180	253,111	192,587	218,223
Total silver sales (millions of ounces)	2.7	2.2	2.2	2.1
Chapada concentrate sales (tonnes)	70,288	56,010	48,747	67,616
Chapada payable copper contained in concentrate sales (millions of pounds)	35.7	28.7	25.4	34.5
Average realized gold price per ounce (i)	$1,276	$1,292	$1,300	$1,277
Average realized copper price per pound (i)	$3.14	$3.11	$3.25	$3.37
Average realized silver price per ounce (i)	$19.27	$19.81	$20.43	$20.63

	September 30,	June 30,	March 31,	December 31,
(In thousands of Dollars, unless otherwise noted)	2013	2013	2013	2012
Financial results
Revenue (i)	$456,675	$430,471	$534,873	$629,505
Mine operating earnings	$144,010	$118,646	$208,009	$322,082
Net (loss)/earnings attributed to Yamana equity holders	$43,450	$(7,898)	$102,096	$169,161
Adjusted earnings (ii)	$69,530	$50,181	$116,980	$197,368
Cash flows from operating activities operations	$99,078	$195,418	$173,801	$367,881
Cash flows from operating activities before changes in non-cash working capital (ii)	$177,416	$150,918	$214,219	$298,064
Cash flows to investing activities	$(217,601)	$(300,368)	$(275,452)	$(375,544)
Cash flows from (to) financing activities	$(27,308)	$150,089	$94,350	$(44,467)
Per share financial results
Net (loss)/earnings per share attributable to Yamana equity holders
Basic	$0.06	$(0.01)	$0.14	$0.23
Diluted	$0.06	$(0.01)	$0.14	$0.22
Adjusted earnings per share (ii)
Basic and diluted	$0.09	$0.07	$0.16	$0.26
Financial position
Cash and cash equivalents	$232,125	$379,817	$342,596	$349,594
Total assets	$12,026,181	$11,960,854	$11,806,864	$11,800,163
Total long term liabilities	$3,589,579	$3,593,059	$3,341,054	$3,269,266
Production
Commercial GEO produced (iii)	289,176	287,791	287,203	321,716
Commissioning GEO produced (iii) (iv)	17,758	7,754	4,109	1,274
Total GEO produced (iii)	306,934	295,545	291,312	322,990
Cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$365	$476	$383	$198
Co-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$574	$577	$587	$517
All-in cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	730	916	855	n/a
All-in co-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	888	950	1,014	n/a
Chapada concentrate production (tonnes)	67,315	55,511	49,591	72,518
Chapada copper contained in concentrate production (millions of pounds)	36.8	30.1	27.4	40.5
Chapada co-product cash costs per pound of copper	$1.48	$1.76	$1.90	$1.38
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	13,179	13,129	11,260	14,669
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of pounds)	7.1	7.2	6.3	8.5
Alumbrera co-product cash costs per pound of copper (ii)	2.45	2.40	2.40	2.15
Gold Equivalent Ounces Breakdown
Total gold ounces produced	263,830	257,608	248,239	276,373
Total silver ounces produced (millions of ounces)	2.2	1.9	2.2	2.3
Sales Included in Revenue
Total GEO sales, excluding 12.5% interest in Alumbrera (iii)	275,447	270,207	284,872	304,070
Total gold sales (ounces)	232,284	233,714	241,259	258,978
Total silver sales (millions of ounces)	2.2	1.8	2.2	2.3
Chapada concentrate sales (tonnes)	68,512	50,728	55,826	69,589
Chapada payable copper contained in concentrate sales (millions of pounds)	35.7	26.7	29.1	37.3
Average realized gold price per ounce (i)	$1,332	$1,385	$1,620	$1,692
Average realized copper price per pound (i)	$3.13	$3.05	$3.58	$3.54
Average realized silver price per ounce (i)	$21.45	$22.55	$29.81	$31.37

______________________________

(i)	Revenue consists of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(iii)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1 for all periods presented.

(iv)
Including commissioning GEO from C1 Santa Luz and Pilar. The comparative periods includes Ernesto/Pau-a-Pique which is now in commercial production as of May 1, 2014 and Minera Florida's tailings retreatment project.

15.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended September 30, 2014, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between September 30, 2014 and December 31, 2013 and results of operations for the periods ended September 30, 2014 and September 30, 2013.

This Management’s Discussion and Analysis has been prepared as of October 29, 2014. The Condensed Consolidated Interim Financial Statements prepared in accordance with IFRS as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2013 (collectively the “Financial Statements”). You are encouraged to review the financial statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2013 and the most recent Annual Information Form for the year ended December 31, 2013 on file with the Securities Commissions of all of the provinces in Canada, which are included in the 2013 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the expected production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to non-core mine disposition, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2013 and other continuous disclosure documents filed by the Company since January 1, 2014 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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